UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2019

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2019

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

[NOTICE: This Notice of Convocation is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

Securities code: 8306

June 6, 2019

NOTICE OF CONVOCATION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 14th Annual General Meeting of Shareholders (the “Meeting”) of Mitsubishi UFJ Financial Group, Inc. (the “Company”) will be held as described below. You are cordially invited to attend the Meeting. If you attend the Meeting in person, please present the enclosed voting right exercise form to the receptionist at the Meeting.

Please note that you may exercise your voting rights in writing, or electromagnetically (Internet), if you are unable to attend the Meeting in person. In such case, please review the attached “Reference Materials Concerning the General Meeting of Shareholders” and exercise your voting rights by 5:10 p.m. on Wednesday, June 26, 2019, following the procedure described on page 3 to 5.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC. Kanetsugu Mike Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

PARTICULARS

1. Date and Time of the Meeting:	Thursday, June 27, 2019, at 10:00 a.m.
(Reception scheduled to open at 9:00 a.m.)

2. Place of the Meeting:	Hiten Main Banquet Hall, Grand Prince Hotel New Takanawa at 3-13-1 Takanawa, Minato-ku, Tokyo

3. Matters to be dealt with at the Meeting:

Matters for Reporting:	The Business Report for the 14th Fiscal Year (from April 1, 2018 to March 31, 2019), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee.

Matters for Resolution:

First Item of Business	Appropriation of Surplus

Second Item of Business	Election of 16 (sixteen) Directors

If any matter included in the Reference Materials Concerning the General Meeting of Shareholders, the Business Report, the Financial Statements, and the Consolidated Financial Statements is to be modified, we will disclose the details of such modification on our website.

The Company website: https://www.mufg.jp/

Exercise of Voting Rights

Please review the “Reference Materials Concerning the General Meeting of Shareholders” on page 6 onward and exercise your voting rights by either of the following methods:

Exercise of voting rights by attending the Meeting in person

Please submit the enclosed voting right exercise form at the reception.

You are also kindly requested to bring this Notice of Convocation for your reference at the Meeting.

*

In the case of attendance by proxy, please present, to the receptionist at the Meeting, a document evidencing authority of the proxy to act as such, together with the voting right exercise form. Please note that such proxy must be one shareholder of the Company entitled to exercise its own voting rights at the Meeting.

Date and time of the Meeting: Thursday, June 27, 2019 at 10:00 a.m.

Exercise of voting rights in writing (voting right exercise form)

Please indicate your votes for or against the propositions on the enclosed voting right exercise form and send the completed form to the Company by return mail.

Deadline: Wednesday, June 26, 2019, to reach the Company no later than 5:10 p.m.

Exercise of voting rights via the Internet Please see page 4 to 5 for details.

Please access the voting right exercise website (https://evote.tr.mufg.jp/) via the Internet and exercise your voting rights.

Please scan the “smartphone voting right exercise website login QR code” to exercise voting rights via smartphone

You can access the voting right exercise website without entering a voting rights exercise code and a password.

Please see next page for details.

Exercise of voting rights via smartphone

You can access the voting right exercise website without
entering a “voting rights exercise code” and a “password”
by scanning the “smartphone voting right exercise website
login QR code.”

*Voting rights can be exercised only once using the above
method.

Deadline: 5:10 p.m., Wednesday, June 26, 2019
1. Scan the QR code	Please use your smartphone to scan the “smartphone voting right exercise website login QR code” on the bottom right of the enclosed voting right exercise form.
*QR code is a registered trademark of DENSO WAVE INCORPORATED.
2. Select a method of exercising voting rights	Access the URL shown on the screen to display the voting right exercise website screen. There are two methods of exercising voting rights available.
3. Select a vote for or against each proposal	Select your vote for or against for each proposal by following the instructions on the screen.
4. Complete your vote	If there are no problems with the details shown on the confirmation screen, click the “Send” button and complete your vote.

Please Note:

Should you wish to change the content of your votes after having once exercised your voting rights, you will need to scan the QR code again and input the ‘voting rights exercise code’ and ‘password’ indicated on the voting right exercise form.

Exercise of voting rights via the Internet

*Exercise of voting rights via the Internet includes exercise of voting rights using an electronic voting rights exercise platform.

Please access the voting right exercise website (https://evote.tr.mufg.jp/) via the Internet and exercise your voting rights.		Deadline: 5:10 p.m., Wednesday, June 26, 2019

Notes
1. Access the voting right exercise website (screen on PC)

•  Please note that we request shareholders who exercise their voting rights via the Internet to change their “temporary password” on the voting right exercise website in order to prevent unauthorized access (“spoofing”) by third parties other than shareholders and to prevent tampering with the contents of the voting.

•  A new “login ID” and “temporary password” will be provided each time when a General Meeting of Shareholders is convened.

•  Internet access fees, communication charges, etc. incurred in accessing the voting right exercise website from your PC, smartphone or mobile phone are to be borne by the shareholders.

For inquiries regarding exercise of voting rights via the Internet (Help desk)

Securities Transfer Agency Division,

Mitsubishi UFJ Trust and Banking Corporation

0120-173-027 (toll-free within Japan)

Business hours: From 9:00 a.m. to 9:00 p.m.

(1) Click “Go to the next page.”
2. Log in	(2) Use your “login ID” and “temporary password” provided on the bottom-right of the voting right exercise form.
(3) Click “Log in.”
3. Register your password

(4)   Enter the “temporary password” in the “current password” field and enter a new password of your choice in both the “new password input field” and the “new password input field (for confirmation).” Please be careful not to forget your password.

◾ Information for Institutional Investors Institutional investors may use an “electronic voting rights exercise platform” as a method of exercising the voting rights.

Handling of the voting rights exercised multiple times

1. Please be advised that if you exercise the voting rights both in writing and via the Internet, the contents of the voting rights exercised via the Internet shall be deemed valid.

(5) Click “Send.”

2. Please be advised that if you exercise the voting rights multiple times via the Internet, the last exercise of the voting rights shall be deemed valid. Similarly, if you exercise the voting rights redundantly via PC, smart phone and mobile phone, the last exercise of the voting rights shall be deemed valid.

Hereafter, please enter your approval or disapproval by following the instructions on the screen.

[TRANSLATION]

REFERENCE MATERIALS CONCERNING

THE GENERAL MEETING OF SHAREHOLDERS

Items of Business and Reference Matters

First Item of Business                Appropriation of Surplus

MUFG’s basic policies call for continuously seeking to improve shareholder returns, focusing on dividends in the pursuit of an optimal balance with solid equity capital and strategic investment for growth.

MUFG will aim for the stable and sustainable increase in dividends per share through profit growth, with a dividend payout ratio target of 40%. MUFG will flexibly repurchase its own shares as part of its shareholder return strategies in order to improve capital efficiency. Also, in principle, MUFG will hold a maximum of approximately 5% of the total number of issued shares, and cancel the shares that exceed this amount.

Based on these policies, MUFG proposes the year-end dividend of ¥11 per share. Combined with the interim dividend of ¥11 per share, annual dividends will total ¥22 per share, an increase of ¥3 per share over the previous fiscal year.

Matters concerning the year-end dividend:

1. Kind of dividend property
Cash
2. Matters concerning allocation and
the total amount of dividend property
Ordinary Shares ¥11 per share ¥142,552,394,809 in total
3. Date on which dividends from surplus
shall be effective
June 28, 2019

Second Item of Business            Election of 16 (sixteen) Directors

The terms of office of all directors will expire at the close of this Meeting. Therefore, based on the decision of the Nominating and Governance Committee (which constitutes a Nominating Committee under the Companies Act), you are hereby requested to elect 16 (sixteen) directors.

The candidates are as follows.

Each of the 9 (nine) candidates for outside directors meets the Company’s “Independence Standards for Outside Directors.”

No.	Candidate’s Name	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies	Expertise
				Corporate management	Finance	Financial accounting	Law
1	(Ms.) Mariko Fujii		1	—	●	—	—
2	(Mr.) Kaoru Kato				—	—
3	(Ms.) Haruka Matsuyama	Member of the Board of Directors Nominating Member Compensation Member (Chairperson)	3	—	—	—	●
4	(Mr.) Toby S. Myerson	Member of the Board of Directors Risk Member	0	—	—	—	●
5	(Mr.) Hirofumi Nomoto		4		—	—
6	(Mr.) Tsutomu Okuda	Member of the Board of Directors Nominating Member (Chairperson) Compensation Member	0	●	—	—	—
7	(Mr.) Yasushi Shingai	Member of the Board of Directors Audit Member Risk Member	2	●	—	●	—
8	(Ms.) Tarisa Watanagase	Member of the Board of Directors Risk Member	1	—	●	—	—
9	(Mr.) Akira Yamate	Member of the Board of Directors Audit Member (Chairperson)	0	—	—	●	—

No.	Candidate’s Name	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies
10	(Mr.) Tadashi Kuroda	Member of the Board of Directors Audit Member	0
11	(Mr.) Junichi Okamoto	Member of the Board of Directors Audit Member	0
12	(Mr.) Nobuyuki Hirano	Member of the Board of Directors Chairman (Corporate Executive)	3
13	(Mr.) Mikio Ikegaya	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	0
14	(Mr.) Saburo Araki	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	0

15	(Mr.) Kanetsugu Mike	Member of the Board of Directors President & Group CEO (Representative Corporate Executive) Nominating Member Compensation Member	0
16	(Mr.) Hironori Kamezawa	Deputy President (Representative Corporate Executive) Group COO & Group CDTO	0

Candidate for Outside Director
Person, being as a non-executive director, who does not concurrently serve as corporate executive, executive officer, employee or executive directors of the Company or its subsidiaries (excluding outside directors)
Candidate for independent director provided for by Tokyo Stock Exchange, Inc.

Nominating Member:	Member of the Nominating and Governance Committee
Audit Member:	Member of the Audit Committee
Compensation Member:	Member of the Compensation Committee
Risk Member:	Member of the Risk Committee

(Reference) Composition, etc. of the Board of Directors

Composition

The board of directors as a whole shall have an appropriately balanced composition that provides a deep understanding of the Group’s business and a wealth of knowledge and expertise on finance, financial accounting, risk management and compliance and so forth in order to ensure its effectiveness, and shall meet the following requirements in particular.

Appropriate balance	The board of directors shall have a balanced composition consisting of internal directors who are familiar with the business of MUFG and independent outside directors who oversee management and directors from an independent and objective standpoint.
Ensure independence	The percentage of independent outside directors, in principle, shall be more than half.
Oversight of the Group’s management	To ensure the effectiveness of oversight of MUFG Group’s management by the board of directors, the Presidents of MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, and Mitsubishi UFJ Securities Holdings Co., Ltd. will, in principle, also serve as directors of the Company.

Policy for Election of Members of Directors

For election of directors, the Nominating and Governance Committee shall set forth director election standards focusing on the following and nominate persons who meet such standards as director candidates.

[Outline of Election Standards for Directors]

Qualities of those entrusted as managers	Directors shall have the qualities required to be able to appropriately fulfill their duty of loyalty and duty of care in the execution of their duties and to contribute to the sustainable growth and the increase of corporate value of MUFG over the medium- to long-term.
Qualities of independent outside director	Independent outside directors shall have a wealth of knowledge and experience in the fields of corporate management, finance, financial accounting and law and the qualities required for oversight of the execution of duties by management from an independent and objective standpoint, meeting the independence standards of the MUFG.
Ability of executive directors	Executive directors shall have extensive knowledge of MUFG Group’s business and the ability to appropriately perform management of MUFG.

Term of Office and Concurrent Posts of Directors

Term of office of directors	The term of office of directors shall be 1 (one) year. In discussions and decisions by the Nominating and Governance Committee on a candidate for reappointment, the number of years since such candidate assumed the office of a director of MUFG shall be considered.
Directors with concurrent posts	A director may concurrently serve as a director, corporate auditor, executive or corporate officer at a company other than MUFG Group company only to the extent such directors is able to have enough time required to appropriately fulfill the duties as a directors of MUFG, such as understanding the business and other aspects of the MUFG Group, and the directors shall report periodically to the board of directors on such concurrent posts.

MUFG Independence Standards for Outside Directors

1.	(1)

The person does not serve as an executive director, Corporate executive, executive officer, manager or other employee (hereinafter “Executive”) of the Company or its subsidiaries, and has not served as an Executive of the Company or its subsidiaries in the 10 years prior to his or her appointment.

(2)

If the person at some time during the 10 years prior to his or her appointment had served as a Director, accounting advisor or corporate auditor (excluding a person who served as an Executive) of the Company or its subsidiaries, he or she had not served as an Executive in the 10 years prior to his or her appointment as such Director, accounting advisor or corporate auditor.

2.	(1)	The person is not a person or an Executive thereof who deals with the Company or its major subsidiaries*1 as a major business partner*2 and has not been an Executive thereof in the last 3 years.

(2)	The person is not a major business partner or an Executive thereof of the Company or its major subsidiaries, and has not been an Executive thereof in the last 3 years.

3.

If the person is a consultant, accounting expert or legal expert, he or she has not received more than an average of 10 million yen per year in monetary or other assets from the Company excluding executive compensation, in the last 3 years, and is not an employee or other member of an accounting and law firms which deals with the Company as a major business partner*3.

4.

The person is not a spouse or a relative within the second degree of kinship of a Director, corporate executive, executive officer of the Company or its subsidiaries or a person whose independence from the Company has not been deemed to be assured by reason of Requirements 2 and 3 above.

5.	The person is not a current major shareholder*4 of the Company or an Executive thereof.

6.

The person is not an audit corporation or an employee or other member of such audit corporation of the Company or its subsidiaries, and has not engaged in the audit operations of the Company or its subsidiaries as such employee in the last 3 years.

*1 Major subsidiaries:	MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holding Co., Ltd.
*2 Major business partner:	Based on the criterion of 2% or more of annual consolidated net sales (annual consolidated gross profits in the case of the Company).
*3 Major business partner:	Based on the criterion of 2% or more of annual net sales.
*4 Major shareholder:	Shareholder holding 10% or more of total voting rights

Number 1 Mariko Fujii
Date of Birth: March 9, 1955 (Age: 64) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0

Career summary
April 1977	Joined the Ministry of Finance
July 1997	Director of International Affairs and Research Division, Customs and Tariff Bureau of the Ministry of Finance
April 1999	Associate Professor of Research Center for Advanced Science and Technology of the University of Tokyo

March 2001	Professor of Research Center for Advanced Economic Engineering of the University of Tokyo

April 2004	Professor of Research Center for Advanced Science and Technology of the University of Tokyo (National University Corporation)

June 2014	Outside Director of Electric Power Development Co., Ltd.

October 2015	Resigned from Professor of Research Center for Advanced Science and Technology of the University of Tokyo (National University Corporation)

Resigned from Outside Director of Electric Power Development Co., Ltd.

October 2015	Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia

January 2019	Retired from Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia

Important status in other companies
Outside Director of NTT DATA CORPORATION*
Reason for proposing as candidate for Outside Director

After serving at the Ministry of Finance, Ms. Fujii has served in various important positions, including Professor of Research Center for Advanced Science and Technology of the University of Tokyo and Ambassador Extraordinary and Plenipotentiary of Japan and has built expertise and abundant experience in the areas of finance and economy through her career. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Although she has not been directly involved in the management of a corporation, except as outside Director or outside corporate auditor, the Company believes that she is well qualified to act as an outside Director because of the reason stated above.

Supplementary information on independence
Ms. Fujii meets the Company’s “Independence Standards for Outside Directors.”

*	Ms. Fujii is scheduled to be elected at the Ordinary General Meeting of Shareholders of NTT DATA CORPORATION to be held in June 2019 and assume the post thereafter.

Number 2 Kaoru Kato
Date of Birth: May 20, 1951 (Age: 68) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0

Career summary
April 1977	Joined Nippon Telegraph and Telephone Public Corporation (NTT)
July 1999	General Manager of Plant Department of NTT Kansai Mobile Communications Network, Inc.
April 2000	General Manager of Plant Department of NTT DoCoMo Kansai Inc.
June 2002	General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai Inc.
July 2005	Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd
July 2007	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai Inc.
June 2008	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DOCOMO Inc.
June 2012	President and Chief Executive Officer, Member of the Board of Directors of NTT DOCOMO Inc.
June 2016	Corporate Advisor, Member of the Board of Directors of NTT DOCOMO Inc.
June 2018	Corporate Advisor of NTT DOCOMO Inc. (incumbent)

Important status in other companies
Corporate Advisor of NTT DOCOMO Inc., President of Japan Telework Association
Reason for proposing as candidate for Outside Director
Having served in various important positions, including President and Chief Executive Officer, Member of the Board of Directors, and Corporate Advisor of NTT DOCOMO Inc., Mr. Kato has affluent experience, knowledge and wisdom as a corporate manager. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Kato meets the Company’s “Independence Standards for Outside Directors.”

He currently serves as Corporate Advisor of NTT DOCOMO Inc., with which the Company had business accounting for less than 1% of NTT DOCOMO Inc.’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2018. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Number 3 Haruka Matsuyama
Date of Birth: August 22, 1967 (Age: 51) *As of the date of assumption of office. * The officially registered name of Ms. Haruka Matsuyama is Haruka Kato.
	Type and Number of Company’s Shares Owned		Ordinary Shares 3,300
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
Number of Years in Office as Outside Director 5 years	Member of the Nominating and Governance Committee	Nominating and Governance Committee	13/13 (100%)
	Member of the Compensation Committee (Chairperson)	Compensation Committee	7/7 (100%)
Career summary
	April 1995	Assistant Judge to the Tokyo District Court
	July 2000	Registered as an attorney at law, Member of the Daini Tokyo Bar Association
Joined Hibiya Park Law Offices
	January 2002	Partner of Hibiya Park Law Offices (incumbent)
	June 2012	Outside Corporate Auditor of Vitec Co., Ltd.
	June 2013	Outside Director of T&D Holdings, Inc. (incumbent)
	June 2014	External Auditor & Supervisory Board Member of MITSUI & CO., LTD. (incumbent)
Member of the Board of Directors (Outside Director) of the Company (incumbent)
	June 2015	Outside Director of Vitec Co., Ltd. (current Restar Holdings Corporation) (incumbent)

Important status in other companies
Partner of Hibiya Park Law Offices Outside Director of T&D Holdings, Inc. Outside Director of Restar Holdings Corporation External Auditor & Supervisory Board Member of MITSUI & CO., LTD.
Reason for proposing as candidate for Outside Director

Ms. Matsuyama has extensive experience as an attorney and professional insight on general legal affairs. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence

Ms. Matsuyama meets the Company’s “Independence Standards for Outside Directors.”

She currently serves as the Partner of Hibiya Park Law Offices, with which the Company has no advisory contract and has not had transaction since fiscal year 2014 in which she assumed the post of the Company’s director. In addition, although there was transaction related to legal advice, etc. between the Company and the concerned law office in fiscal year 2013, before she assumed the post of the Company’s director, since the amount of transaction was less than ¥2 million, among other reasons, such relationship would not affect her independence from the Company.

Number 4 Toby S. Myerson
Date of Birth: July 20, 1949 (Age: 69) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
Member of the Risk Committee
Career summary

Number of Years in Office as Outside Director 2 years	September 1977	Registered an attorney at law, admitted in States of California and New York in the United States
October 1981	Joined Paul, Weiss, Rifkind, Wharton & Garrison LLP
June 1983	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
April 1989	Managing Director of Wasserstein Perella & Co. Inc.
November 1990	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
June 2014	Outside Director of MUFG Union Bank, N.A. (incumbent)
December 2016	Resigned from Paul, Weiss, Rifkind, Wharton & Garrison LLP
January 2017	Chairman & CEO of Longsight Strategic Advisors LLC (incumbent)
February 2017	Outside Director of MUFG Americas Holdings Corporation (incumbent)
June 2017	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies
Chairman & CEO of Longsight Strategic Advisors LLC Outside Director of MUFG Americas Holdings Corporation Outside Director of MUFG Union Bank, N.A.
Reason for proposing as candidate for Outside Director
Mr. Myerson has extensive experience as an attorney and professional insight on the fields of corporate legal affairs and successful mergers, acquisitions, divestiture and takeover transactions. The Company proposes his election as outside director since he is expected to contribute extensive global outlook to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Myerson meets the Company’s “Independence Standards for Outside Directors.”

Although he served as a Partner and Co-Head of the Global Mergers and Acquisitions Group of Paul, Weiss, Rifkind, Wharton & Garrison LLP, he left the Firm in December 2016, and has not been involved in its management after resignation. In addition, although he currently serves as Chairman & CEO of Longsight Strategic Advisors LLC, a strategic advisory firm he established in January 2017, there is no relation between this company and the Company. In light of this and other reasons, such relationship would not affect his independence from the Company.

Number 5 Hirofumi Nomoto
Date of Birth: September 27, 1947 (Age: 71) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 25,000

Career summary
April 1971	Joined Tokyu Corporation
April 2003	Executive General Manager of Media Business Headquarters of Tokyu Corporation
April 2004	President & Representative Director of its communications Inc.
June 2007	Director of Tokyu Corporation
Executive Officer of Real Estate Development Business Unit of Tokyu Corporation
January 2008	Managing Director of Tokyu Corporation
June 2008	Senior Managing Director of Tokyu Corporation
April 2010	Executive Officer & Senior Executive General Manager of Urban Life Produce Business Unit of Tokyu Corporation
June 2010	Senior Managing Director & Representative Director of Tokyu Corporation
April 2011	President & Representative Director of Tokyu Corporation
April 2018	Chairman & Representative Director of Tokyu Corporation (incumbent)

Important status in other companies
Chairman & Representative Director of Tokyu Corporation
Outside Director of Tokyu Fudosan Holdings Corporation
Outside Director of TOKYU RECREATION CO., LTD.
Outside Director of TOEI COMPANY, LTD.
Reason for proposing as candidate for Outside Director
Having served in various important positions, including President & Representative Director and Chairman & Representative Director of Tokyu Corporation, Mr. Nomoto has affluent experience, knowledge and wisdom as a corporate manager. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Nomoto meets the Company’s “Independence Standards for Outside Directors.”

He currently serves as Chairman & Representative Director of Tokyu Corporation, with which the Company had business accounting for less than 1% of the Tokyu Corporation’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2018. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Number of Years in Office as Outside Director 5 years	Number 6 Tsutomu Okuda
Date of Birth: October 14, 1939 (Age: 79) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned		Ordinary Shares 26,100
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors (Lead Independent Outside Director)	Meeting of the Board of Directors	9/9 (100%)
	Member of the Nominating and Governance Committee (Chairperson)	Nominating and Governance Committee	13/13 (100%)
	Member of the Compensation Committee	Compensation Committee	7/7 (100%)
Career summary
	April 1964	Joined The Daimaru, Inc.
	September 1991	Managing Director of Daimaru Australia Pty. Ltd.
	May 1995	Director of The Daimaru, Inc.
	May 1996	Managing Director of The Daimaru, Inc.
	March 1997	President of The Daimaru, Inc.
	May 2003	Chairman and Chief Executive Officer of The Daimaru, Inc.
	September 2007	Chairman of The Daimaru, Inc.
President and Chief Executive Officer of J. Front Retailing Co., Ltd.
	March 2010	Chairman and Chief Executive Officer of J. Front Retailing Co., Ltd.
	April 2013	Director and Senior Advisor of J. Front Retailing Co., Ltd.
	May 2014	Senior Advisor of J. Front Retailing Co., Ltd.
	June 2014	Member of the Board of Directors (Outside Director) of the Company (incumbent)
	May 2018	Special Advisor of J. Front Retailing Co., Ltd. (incumbent)

Important status in other companies
Special Advisor of J. Front Retailing Co., Ltd.
Reason for proposing as candidate for Outside Director
Having served in various important positions, including President and Chairman of J. Front Retailing Co., Ltd., Mr. Okuda has affluent experience, knowledge and wisdom as a corporate manager. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Okuda meets the Company’s “Independence Standards for Outside Directors.”

He currently serves as Special Advisor of J. Front Retailing Co., Ltd., with which the Company had business accounting for less than 1% of the J. Front Retailing Co., Ltd.’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2018. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Number of Years in Office as Outside Director 1 year	Number 7 Yasushi Shingai
Date of Birth: January 11, 1956 (Age: 63) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	8/8 (100%)
Member of the Audit Committee	Audit Committee	11/11 (100%)
Member of the Risk Committee
Career summary
April 1980	Joined Japan Tobacco and Salt Public Corporation
July 2001	Vice President, Financial Planning Division of Japan Tobacco Inc. (JT)
June 2004	Senior Vice President, Head of Finance Group of JT
July 2004	Senior Vice President, Chief Finance Officer of JT
June 2005	Member of the Board, Senior Vice President, and Chief Finance Officer of JT
June 2006	Member of the Board of JT
Executive Vice President and Deputy CEO of JT International S.A.
June 2011	Representative Director and Executive Vice President of JT
June 2014	External Board Director of Recruit Holdings Co., Ltd.
January 2018	Member of the Board of JT
March 2018	Outside Director of Asahi Group Holdings, Ltd. (incumbent)

June 2018	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies
Outside Director of Asahi Group Holdings, Ltd., Outside Director of Dai-ichi Life Holdings, Inc.*

Reason for proposing as candidate for Outside Director

Having served in various important positions, including Member of the Board, Senior Vice President and Chief Finance Officer (CFO) of Japan Tobacco Inc. (JT), Executive Vice President and Deputy CEO and CFO of JT International S.A., and Executive Deputy President and Representative Director and Deputy CEO of JT, Mr. Shingai has affluent experience as a global corporate manager and professional insight not only in corporate finance, but also M&A and corporate management after M&A. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Shingai meets the Company’s “Independence Standards for Outside Directors.”

He resigned as Member of the Board of JT in March 2018 and has not been involved in its management or business execution since his resignation. In addition, the Company had business accounting for less than 1% of the Japan Tobacco Inc.’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2018. In light of this, among other reasons, such relationship would not affect his independence from the Company.

*	Mr. Shingai is scheduled to be elected at the Annual General Meeting of Shareholders of Dai-ichi Life Holdings, Inc. to be held in June 2019 and assume the post thereafter.

Number of Years in Office as Outside Director 2 years	Number 8 Tarisa Watanagase
Date of Birth: November 30, 1949 (Age: 69) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
Member of the Risk Committee
Career summary
June 1975	Joined the Bank of Thailand
January 1988	Economist of International Monetary Fund (IMF) (Secondment)
October 2002	Deputy Governor of the Bank of Thailand
November 2006	Governor of the Bank of Thailand
September 2010	Retired from the Bank of Thailand
March 2013	Outside Director of The Siam Cement Public Company Limited (incumbent)
June 2017	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies
Outside Director of The Siam Cement Public Company Limited
Reason for proposing as candidate for Outside Director

Ms. Watanagase has extensive experience as the former Governor of the Bank of Thailand, the central bank of the country, and professional insight on finance and economics. The Company proposes her election as outside director since she is expected to contribute extensive global outlook to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence
Ms. Watanagase meets the Company’s “Independence Standards for Outside Directors.”

Number 9 Akira Yamate
Date of Birth: November 23, 1952 (Age: 66) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
Member of the Audit Committee (Chairperson)	Audit Committee	17/17 (100%)
Number of Years in Office as Outside Director 4 years	Career summary
November 1977	Joined Price Waterhouse Japan
March 1983	Registered as Certified public accountant in Japan
July 1991	Representative Partner of Aoyama Audit Corporation Partner of Price Waterhouse
April 2000	Representative Partner of Chuo Aoyama Audit Corporation Partner of PricewaterhouseCoopers
September 2006	Representative Partner of PricewaterhouseCoopers Aarata
June 2013	Resigned from PricewaterhouseCoopers Aarata
External Audit & Supervisory Board Member of Nomura Real Estate Holdings, Inc.
External Audit & Supervisory Board Member of Nomura Real Estate Development Co., Ltd.
June 2015	Member of the Board of Directors (Outside Director) of the Company (incumbent)
External Director of Nomura Real Estate Holdings, Inc. (scheduled to retire in June 2019)
External Member of Board of Statutory Auditors, of Prudential Holdings of Japan, Inc. (incumbent)
Important status in other companies
External Member of Board of Statutory Corporate Auditors, Prudential Holdings of Japan, Inc. External Director of Nomura Real Estate Development Co., Ltd.*
Reason for proposing as candidate for Outside Director

Mr. Yamate has affluent experience as a certified public accountant and professional insight in accounting and auditing. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Yamate meets the Company’s “Independence Standards for Outside Directors.”

Although he had been a Representative Partner of PricewaterhouseCoopers Aarata LLC in the past, he resigned from the PricewaterhouseCoopers Aarata in June 2013, and has not been involved in its management. In light of this, among other reasons, such relationship would not affect his independence from the Company.

*	Mr. Yamate is scheduled to be elected at the Annual General Meeting of Shareholders of Nomura Real Estate Development Co., Ltd. to be held in June 2019 and assume the post thereafter.

Number of Years in Office as Director 5 years	Number 10 Tadashi Kuroda
Date of Birth: June 7, 1958 (Age: 61) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned		Ordinary Shares 124,600 Dilutive Shares* 69,981
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
	Member of the Audit Committee	Audit Committee	11/11 (100%)

Career summary The Company
	May 2014	Managing Executive Officer
	June 2014	Member of the Board of Directors, Managing Executive Officer
	May 2015	Member of the Board of Directors, Senior Managing Executive Officer
	June 2015	Member of the Board of Directors, Senior Managing Corporate Executive
	May 2018	Member of the Board of Directors (incumbent)
Subsidiaries, etc.
	April 1981	Joined The Sanwa Bank, Limited
	April 2008	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
	June 2011	Director and Senior Managing Executive Officer of Mitsubishi UFJ Research and Consulting Co., Ltd.
	May 2013	Managing Executive Officer of the Bank
	June 2015	Member of the Board of Directors, Senior Managing Executive Officer of the Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2008, Mr. Kuroda has served as General Manager of the Credit Division, Officer in charge of East Region of Japan, Member of the Board of Directors, Senior Managing Executive Officer and CSO at the Bank. He also served as Member of the Board of Directors, Senior Managing Corporate Executive, Group CSO, and Group CHRO of the Bank. At present, he is Member of the Board of Directors, Member of the Audit Committee (Full-Time) of the Company.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number 11 Junichi Okamoto
Date of Birth: November 9, 1957 (Age: 61) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned		Ordinary Shares 182,800
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
	Member of the Audit Committee	Audit Committee	16/17 (94%)
Career summary
The Company
	June 2010	Executive Officer
	June 2013	Member of the Board of Directors

Number of Years in Office as Director 2 years	June 2015	Senior Managing Corporate Executive
	June 2017	Member of the Board of Directors (incumbent)
Subsidiaries, etc.
	April 1980	Joined The Toyo Trust and Banking Company, Limited

	June 2008	Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter “the Trust Bank”)

	June 2010	Managing Executive Officer of the Trust Bank

	June 2012	Senior Managing Executive Officer of the Trust Bank

	June 2013	Deputy President of the Trust Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of the Trust Bank in 2008, Mr. Okamoto has served as General Manager of Pension Trust Division, General Manager of Business Division VI and Deputy President at the Trust Bank. He also served as Senior Managing Corporate Executive, Group Head of Trust Assets Business Group of the Company. At present, he is Member of the Board of Directors, Member of the Audit Committee (Full-Time) of the Company.

The Company proposes his election as director since he is expected to contribute to the effective enhancement of the Board of Directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number of Years in Office as Director 9 years	Number 12 Nobuyuki Hirano
Date of Birth: October 23, 1951 (Age: 67) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 80,400 Dilutive Shares* 625,577
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors Chairman (Corporate Executive)	Meeting of the Board of Directors	9/9 (100%)
Nominating and Governance Committee	13/13 (100%)
Compensation Committee	7/7 (100%)
Career summary
The Company
July 2004	Executive Officer
June 2005	Member of the Board of Directors
June 2009	Managing Executive Officer
June 2010	Member of the Board of Directors
October 2010	Member of the Board of Directors, Deputy President
April 2012	Member of the Board of Directors
April 2013	President & CEO
June 2015	Member of the Board of Directors, President & Group CEO
April 2019	Member of the Board of Directors, Chairman (Corporate Executive) (incumbent)
Subsidiaries, etc.
April 1974	Joined The Mitsubishi Bank, Limited
June 2001	Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (BTM)
May 2005	Managing Executive Officer of BTM
June 2005	Member of the Board of Directors, Managing Executive Officer of BTM
October 2008	Member of the Board of Directors, Senior Managing Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
June 2009	Member of the Board of Directors, Deputy President of the Bank
April 2012	President & CEO of the Bank
April 2016	Chairman of the Board of Directors of the Bank
April 2019	Member of the Board of Directors of the Bank (incumbent)

Important status in other companies
Member of the Board of Directors of MUFG Bank, Ltd.
Director of Morgan Stanley
Outside Audit & Supervisory Board Members of TOYOTA MOTOR CORPORATION
Outside Director of Mitsubishi Heavy Industries, Ltd.*
Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (currently the Bank) in 2001, Mr. Hirano has served as General Manager of the Corporate Banking Division No. 2, General Manager of the Corporate Planning Office, Officer in charge of the Corporate Administration Division and Corporate Planning Division, Deputy President, and President at the Bank. He also served as President & Group CEO of the Company. At present, he is Member of the Board of Directors, Chairman (Corporate Executive) of the Company, concurrently serving as Member of the Board of Directors of MUFG Bank, Ltd.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

*	Mr. Hirano is scheduled to be elected at the Annual General Meeting of Shareholders of Mitsubishi Heavy Industries, Ltd. to be held in June 2019 and assume the post thereafter.

Number of Years in Office as Director 3 years	Number 13 Mikio Ikegaya
Date of Birth: July 6, 1958 (Age: 60) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 75,630 Dilutive Shares* 304,796
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
Deputy Chairman (Representative Corporate Executive)
Career summary
The Company
June 2008	Executive Officer
June 2011	Managing Executive Officer
June 2012	Executive Officer
June 2015	Managing Executive Officer
April 2016	Deputy Chairman (Representative Corporate Executive)
June 2016	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive) (incumbent)
Subsidiaries, etc.
April 1981	Joined The Mitsubishi Trust and Banking Corporation
June 2008	Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter “the Trust Bank”)
June 2011	Director and Managing Executive Officer of the Trust Bank
June 2012	Managing Executive Officer of the Trust Bank
June 2013	Senior Managing Executive Officer of the Trust Bank
June 2015	Director and Senior Managing Executive Officer of the Trust Bank
April 2016	President and CEO of the Trust Bank (incumbent)

Important status in other companies
President and CEO of Mitsubishi UFJ Trust and Banking Corporation
Chairman of the Trust Companies Association of Japan
Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (the Trust Bank) in 2008, Mr. Ikegaya has served as General Manager of the Corporate Planning Division, Deputy Chief Executive of the Trust Asset Business Unit and Chief Executive of the Corporate Banking Business Unit at the Trust Bank. He also served as Deputy Group Head of the Integrated Corporate Banking Business Group of the Company. At present, he is Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive) of the Company, concurrently serving as President and CEO of the Trust Bank.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number 14 Saburo Araki
Date of Birth: August 6, 1957 (Age: 61) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 210,980 Dilutive Shares* 61,520
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position and Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc
Member of the Board of Directors	Meeting of the Board of Directors	8/8 (100%)
Deputy Chairman
(Representative Corporate Executive)
Number of Years in Office as Director 1 year	Career summary
The Company
May 2009	Executive Officer
May 2011	Managing Executive Officer
June 2012	Member of the Board of Directors

June 2014	Managing Executive Officer

June 2015	Senior Managing Corporate Executive

April 2018	Deputy Chairman (Representative Corporate Executive)

June 2018	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive) (incumbent)

Subsidiaries, etc.
April 1981	Joined The Mitsubishi Bank, Limited

June 2007	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)

May 2011	Managing Executive Officer of the Bank

June 2012	Member of the Board of Directors, Managing Executive Officer of the Bank

May 2015	Member of the Board of Directors, Senior Managing Executive Officer of the Bank

May 2016	Member of the Board of Directors, Deputy President of the Bank

April 2018	President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (incumbent)

President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (incumbent)

Important status in other companies
President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2007, Mr. Araki has served as General Manager of the Human Resources Division, General Manager of the Corporate Planning Division, General Manager of Corporate Banking Group No. 1, Officer in charge of the Corporate Administration Division and Corporate Planning Division, and Deputy President and Chief Executive of the Corporate Banking Business Unit at the Bank. He also served as Group Head of the Integrated Corporate Banking Business Group of the Company. At present, he is Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive) of the Company, concurrently serving as President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. and President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number of Years in Office as Director 2 years	Number 15 Kanetsugu Mike
Date of Birth: November 4, 1956 (Age: 62) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 49,055
Dilutive Shares* 356,140
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	Meeting of the Board of Directors	9/9 (100%)
Member of the Nominating and Governance Committee
Member of the Compensation Committee
Career summary
The Company
June 2005	Executive Officer
May 2011	Managing Executive Officer
May 2016	Senior Managing Corporate Executive
June 2017	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
April 2019	Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) (incumbent)
Subsidiaries, etc.
April 1979	Joined The Mitsubishi Bank, Limited
June 2005	Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd.
May 2009	Managing Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
June 2011	Member of the Board of Directors, Managing Executive Officer of the Bank
May 2013	Senior Managing Executive Officer of the Bank
October 2015	Executive Chairman of MUFG Americas Holdings Corporation Executive Chairman of MUFG Union Bank, N.A.
May 2016	Deputy President of the Bank
June 2016	Member of the Board of Director and Deputy President of the Bank
June 2017	President & CEO of the Bank (incumbent)

Important status in other companies
President & CEO of MUFG Bank, Ltd.
Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (current the Bank) in 2005, Mr. Mike has served as General Manager of the Business & Systems Integration Division, Chief Executive of Corporate Services and Co-Chief Executive of the Global Business Unit. He also served as Director of Bank of Ayudhya Public Company Limited, Executive Chairman of MUFG Americas Holdings Corporation, Executive Chairman of MUFG Union Bank, N.A., and Group Head of the Global Business Group of the Company. At present, he is Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) of the Company, concurrently serving as President & CEO of MUFG Bank, Ltd.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number 16 Hironori Kamezawa
Date of Birth: November 18, 1961 (Age: 57) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 25,500
Dilutive Shares* 251,725
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company
Deputy President
(Representative Corporate Executive)
Group COO & Group CDTO
Career summary

The Company

June 2010	Executive Officer

May 2014	Managing Executive Officer

May 2017	Managing Corporate Executive

May 2018	Senior Managing Corporate Executive

April 2019	Deputy President (Representative Corporate Executive) (incumbent)

Subsidiaries, etc.

April 1986	Joined The Mitsubishi Bank, Limited

June 2010	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)

May 2014	Managing Executive Officer of the Bank

June 2017	Member of the Board of Directors, Managing Executive Officer of the Bank

May 2018	Member of the Board of Directors, Senior Managing Executive Officer of the Bank

December 2018	Representative of the Board of Directors & CEO of Global Open Network, Inc. (incumbent)

April 2019	Member of the Board of Directors, Deputy President of the Bank (incumbent)

Representative of the Board of Directors & CEO of Global Open Network Japan, Inc. (incumbent)

Important status in other companies

Member of the Board of Directors, Deputy President of the MUFG Bank, Ltd.

Representative of the Board of Directors & CEO of Global Open Network, Inc.

Representative of the Board of Directors & CEO of Global Open Network Japan, Inc.

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (currently the Bank) in 2010, Mr. Kamezawa has served as General Manager of Credit Policy & Planning Division, General Manager of Global Markets Planning Division, and Deputy Chief Executive of Regional Headquarters for the Americas, General Manager of New York Branch (concurrently seconded to MUFG Union Bank, N.A.). He also served as Managing Director, Head of Investment and Credit Policy & Planning Division, and Deputy Managing Director for the Americas of the Company. At present, he is Deputy Chairman (Representative Corporate Executive), Group COO & Group CDTO of the Company, concurrently serving as Member of the Board of Directors, Deputy President of MUFG Bank, Ltd.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

(Notes)

1.

The Company has entered into limited liability agreements with directors who are non-executive directors. Ms. Haruka Matsuyama, Mr. Toby S. Myerson, Mr. Tsutomu Okuda, Mr. Yasushi Shingai, Ms. Tarisa Watanagase, Mr. Akira Yamate, Mr. Tadashi Kuroda and Mr. Junichi Okamoto in accordance with the provision set forth in Article 427, Paragraph 1 of the Companies Act. The content of limited liability agreement is as follows. In addition, the Company plans to enter into the same limited liability agreement with Ms. Mariko Fujii, Mr. Kaoru Kato and Mr. Hirofumi Nomoto.

(Summary of the content of the Limited Liability Agreement)

With respect to the liability set forth in Articles 423, Paragraph 1 of the Companies Act, when an outside director acts in good faith and is not grossly negligent in conducting an outside director’s duties, the outside director shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Articles 425, Paragraph 1 of the Companies Act.

2.

The Company designated Ms. Haruka Matsuyama, Mr. Toby S. Myerson, Mr. Tsutomu Okuda, Mr. Yasushi Shingai, Ms. Tarisa Watanagase and Mr. Akira Yamate as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange, Inc. to that effect. Likewise, the Company intends to designate Ms. Mariko Fujii, Mr. Kaoru Kato and Mr. Hirofumi Nomoto as independent directors and notify the Tokyo Stock Exchange to that effect.

3.	Mr. Mikio Ikegaya, Mr. Saburo Araki, Mr. Kanetsugu Mike and Mr. Hironori Kamezawa are the Representative Corporate Executives of the Company.

4.

Mr. Saburo Araki serves concurrently as President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. There is a business relationship, etc. with respect to financial instruments such as shares and bonds between the Company and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

5.

Mr. Hironori Kamezawa serves concurrently as CEO of Global Open Network, Inc. and Global Open Network Japan, Inc. There is a system infrastructure-related business relationship between the Company and Global Open Network, Inc. through subsidiaries and a system infrastructure-related business relationship between the Company and Global Open Network Japan, Inc. In addition, Global Open Network Japan, Inc. is a wholly owned consolidated subsidiary of Global Open Network, Inc.

6.	There are no special interests between each of the other candidates and the Company.

7.

Attendance at meeting of the board of directors, etc. for Mr. Yasushi Shingai and Mr. Saburo Araki refers to the meetings held after they assumed the post of Member of the Board of directors in June 2018.

8.	The members of the committees will be as follows upon approval of this Item of Business. The chairperson of each committee is scheduled to be appointed from among independent outside directors.

Name	Nominating and Governance Committee (Nominating Committee under the Companies Act)	Compensation Committee	Audit Committee
Mariko Fujii	●	●
Kaoru Kato			●
Haruka Matsuyama	●	●
Hirofumi Nomoto	●	●
Tsutomu Okuda	●	●
Yasushi Shingai			●
Akira Yamate			●
Tadashi Kuroda			●
Junichi Okamoto			●
Kanetsugu Mike	●	●

(Reference) Corporate Governance Highlight

Fundamental Concepts

The Company will aim for sustainable growth and the increase of corporate value over the medium- to long-term, in consideration of the perspectives of its stakeholders, including shareholders as well as customers, employees and local communities. The Company will aim to realize effective corporate governance through fair and highly transparent management based on the guidance provided by MUFG Corporate Governance Policies established in May 2015.

Steps to Improve Our Governance Structure

Since its establishment, the Company has worked to build a stable and effective corporate governance structure, putting emphasis on ensuring external oversight. In June 2015, the Company transitioned to the “company with three committees” governance structure. The functions of oversight and execution in the holding company are separated, thereby strengthening the oversight function of the board of directors and the committee system has also been reorganized for more effective governance. We are aiming for a governance framework that will be more familiar and transparent to overseas stakeholders, in line with our status as a G-SIB (Global Systemically Important Bank Group).

In June 2017, two foreign nationals were invited as outside directors in an effort to further diversify the board of directors, and in June 2018 a system was established in which outside directors made up the majority of the board of directors. In addition, upon the approval of the Second Item of Business as proposed at this Annual General Meeting of Shareholders, the number of outside directors will increase by one, thus further improving the quality of discussion by bringing in outside perspectives and strengthening the oversight function.

Corporate Governance Development

2005 Establishment of the Company	June 2013	June 2014	June 2015	June 2016	June 2017	June 2018	June 2019 (Plan)
Governance Structure	Company with a Board of Corporate Auditors			Company with Three Committees				
Outside Members of the Board of Directors	2005 Four	Two	Four	Six	Seven	Eight (Two non-Japanese Directors)	Eight (Majority)	Nine (Majority)
Committees under the Board of Directors			Governance Committee	Nominating and Governance Committee (Nominating Committee under the Companies Act)				
	2005 Nominating Committee	2008 Nomination and Compensation Committee						
	2005 Compensation Committee			Compensation Committee				
	2005 Internal Audit and Compliance Committee			Audit Committee				
		Risk Committee						
					U.S. Risk Committee			
Advisory Board	2005 Advisory Board				Integrated into the Global Advisory Board			
		Global Advisory Board						
Board of Directors Operations		Evaluation of Board of Directors						
				Independent Outside Directors Meeting/ Appointment of Lead Independent Outside Director				
Policy				MUFG Corporate Governance Policies

Evaluation of the Board of Directors

Since 2013, the Company has retained external consultants to evaluate the Board of Directors. These consultants conduct questionnaire surveys of and interviews with all of the directors regarding the composition of committees, advance preparations, the content of discussions, the status of operations and contributions, as well as assessments of the execution system. The results of these questionnaire surveys and interviews are reported to and discussed by the Nominating and Governance Committee and the Board of Directors.

In fiscal year 2017, the Company invited 2 non-Japanese outside directors based on the results of the evaluation of the Board of Directors in fiscal year 2016. As a result, the fiscal year 2017 evaluation results assessed that such an initiative helped advance the globalization of the Board of Directors and bring in new perspectives in the areas of overseas business and risk governance, confirming the conduct of broader and deeper discussions and the substantial improvement of corporate governance. Meanwhile, because the total number of directors and the ratio of inside and outside directors were raised as issues, in June 2018 the Company created a system in which the majority of members are outside directors.

Initiatives taken during fiscal year 2018 in response to results of the evaluation of the Board of Directors for fiscal year 2017

Some initiatives taken by the Company during fiscal year 2018 based on the results of the evaluation of the board of directors above are presented below.

-	Improved the outside director candidates selection process and established a system in which independent outside directors made up the majority of the board of directors

-

Confirmed the sharing of the status of the medium-term business plan among Group companies, the initiatives for further enhancing functions of the business group system and other measures, aimed at the improvement of discussions by the board of directors from a Group perspective

-	Discussed the results of the Group employee awareness survey in a meeting of the board of directors as part of efforts to transform the Group’s corporate culture.

The results of the evaluation of the board of directors for fiscal year 2018 are scheduled to be disclosed in the “Corporate Governance Report” to be submitted after this Annual General Meeting of Shareholders.

Business Report for the Fourteenth Fiscal Year (April 1, 2018 to March 31, 2019)

1.	Matters Concerning the Current State of the Company

(1)	Business Operations and Results of the Group

a.	Major Business Matters

The group/MUFG (the “Group”) is a corporate group that is comprised of the Company, 147 subsidiaries, 76 subsidiary entities, etc., and 55 affiliated corporate entities, etc. The Group conducts business in areas that include mainly commercial banking, trust banking and securities, and also credit cards and consumer finance, leasing, and asset management, and other areas, with the aim of becoming the world’s most trusted financial group.

b.	Financial and Economic Environment

An overview of the financial and economic environment in fiscal year 2018 reveals the global economy remained solid on the whole, supported by a robust labour market and wage situation, particularly in developed countries. Nevertheless, there was an increased sense that the global economy was decelerating during the latter half of the fiscal year. This was mainly due to a marked slowdown in economic activities, such as production and trade, and was exacerbated by a rise in uncertainty caused by the US-China trade friction and other government policies. The US economy remained firm on the back of a favorable labor market and wage situation, but there were several sources of disruption: friction with China over trade and a government shutdown due to conflict between the ruling and opposition parties. In China, there was a clear economic slowdown caused by an increase in pressure from structural adjustments, such as deleveraging, as well as downward pressure from exports owing to tariff hikes by the US. This slowing of the Chinese economy acted as a weight on the exports and production of other Asian regions such as ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrialized Economies), as well as Europe, where there was also uncertainty on the political front from Britain departing the EU and other issues. Meanwhile, Japan’s economy was also affected by a deceleration in external demand, as well as record-high summer temperatures and a series of natural disasters. During the latter half of the year, there was an emerging sense that the Japanese economy is plateauing, yet solid corporate and household incomes continued to support investment and consumption.

As for the financial situation during the first half of the year, the Japanese yen followed a gradual trend of depreciation against the US dollar and stock prices were robust. However, as uncertainty about the future of the global economy rose, the yen appreciated and there was a significant fall in stock prices towards the end of the calendar year. The US and EU made steady progress with their large-scale monetary easing exit strategies; the US raised interest rates three times (June, September, December) and the European Central Bank ended its asset purchasing programme. However, since the start of the calendar year, central banks have revised their exit strategies due to the economic slowdown and downward pressure on interest rates has risen. In Japan, the Bank of Japan introduced its monetary policy, “Strengthening the Framework for Continuous Powerful Monetary Easing” in July. While there has been a slight increase in the size of fluctuations in long-term interest rates, they have remained at low levels on the whole as the Bank of Japan maintains its aforementioned policy framework which will increase the longevity of its powerful monetary easing.

c.	Business Operations and Results of the Group (Results of Fiscal Year 2018)

Under such environments, with respect to the consolidated results of the Group in fiscal year 2018, ordinary profits were ¥1,348.0 billion and profits attributable to owners of parent were ¥872.6 billion.

Consolidated gross profits were ¥3,725.7 billion, marking a decrease of ¥128.5 billion from the previous fiscal year. Deposit revenue and lending revenue decreased domestically due to continued low interest rates, but overseas both deposit revenue and lending revenue rose. As a result, net interest income as a whole was ¥1,922.7 billion, an increase of ¥15.9 billion from the previous fiscal year. Net fees and commissions income was ¥1,303.9 billion, down ¥23.2 billion from the previous fiscal year, owing to a decrease in investment management product sales commissions, despite an increase in primary securities business, contract business, and consumer finance. Net trading profits and net other business profits were ¥373.6 billion, a decrease of ¥124.0 billion from the previous fiscal year due to a decline in net profits associated with global markets business. General and administrative (G&A) expenses were ¥2,647.1 billion, marking an increase of ¥25.7 billion from the previous fiscal year, due to overseas business expansion and increases in expenses for complying with regulations. As a result of the above, net business profits totaled ¥1,078.5 billion, marking a decrease of ¥154.2 billion from the previous fiscal year. Total credit costs were ¥5.8 billion, marking a decrease of ¥40.2 billion from the previous fiscal year. Net gains (losses) on equity securities resulted in gains of ¥112.6 billion. Equity in gains of the equity method investees amounted to ¥284.3 billion. As for extraordinary gains (losses), losses of ¥202.7 billion were recorded due to the impact of impairment loss of ¥148.6 billion primarily resulting from a fundamental review of the system integration plan at Mitsubishi UFJ NICOS.

As a result of the above, profits attributable to owners of parent were ¥872.6 billion, marking a decrease of ¥116.9 billion from the previous fiscal year, falling below the earnings target of ¥950.0 billion.

Under the regulatory standard (Basel III), Consolidated Common Equity Tier 1 capital ratio, Consolidated Tier 1 capital ratio, and Consolidated Total capital ratio were 12.23%, 13.90%, and 16.03%, respectively. All of these met the required level as of March 31, 2019. The liquidity coverage ratio*1 was 141.2%, also meeting the required level.

In addition, the risk-monitored loan ratio that shows the soundness of loan assets, remained at a low level of 0.90%.

Annual dividends per common stock for fiscal year 2018 are expected to be ¥22, an increase of ¥3 from the fiscal year 2017*2.

(Operations and Results by Business)

In order to demonstrate the strengths of its comprehensive financial group, the Group has introduced the business group system where the business groups established under the holding company control their subsidiaries to promote strategies across the Group. On July 1, 2018, we reorganized the segmentation of the business groups in order for the Bank, the Trust Bank and the Securities HD to further promote integrated group operation. The business groups consist of six business segments: Retail & Commercial Banking, Japanese Corporate & Investment Banking, Global Corporate & Investment Banking (Global CIB), Global Commercial Banking which serve as contact points with customers, along with Asset Management & Investor Services and Global Markets. Each group designs strategies that integrate the strengths of group subsidiaries consisting of banks, trust banks, securities companies, credit card companies, consumer financing companies, lease companies and asset management companies, etc., and implements measures in order to meet a broad range of customer needs as a group.

The operations and results by business group for fiscal year 2018 are as follows.

Retail & Commercial Banking

Business
In the Retail & Commercial Banking Business Group, we utilize our integrated group operation to meet the diverse needs of our individual customers as well as small and medium business customers through diverse financial services from lending (including housing loans), consumer finance, settlements (including credit cards), to asset management, inheritance and real estate, and also through solution proposals for business and asset succession.
	¥1,566.4 billion	Decreased by ¥55.4 billion (3.4%) from the previous fiscal year
Gross profits*[1]

	¥308.2 billion	Decreased by ¥51.8 billion (14.4%) from the previous fiscal year
Net operating profits*[1]

The gross profits for fiscal year 2018 decreased 3.4% (¥55.4 billion) from the previous fiscal year to ¥1,566.4 billion*[1], and net operating profits decreased 14.4% (¥51.8 billion) from the previous fiscal year to ¥308.2 billion*[1].

Profits decreased from the previous fiscal year due to struggles in the asset management business owing to deteriorating market conditions, despite expansion of the card settlement and consumer finance businesses and an increase in foreign currency deposit income due to rising U.S. interest rates.

For individual customers, the Group is working as one to establish its wealth management business, and is establishing a structure that enables specialists to provide speedy, one-stop solutions. MUFG Bank, Ltd. reopened the Gakugeidaigaku-Ekimae Branch in January 2019 and Shinsaibashi Branch in April under the new MUFG NEXT concept which enables easy and quick transactions through the use of internet banking and various devices and tablets. The Group is accelerating its restructuring of “real” face-to-face channels, including the arrangement of Group co-located branches.

For small and medium business customers, MUFG Bank, Ltd. and Mitsubishi UFJ Capital Co., Ltd. jointly formed a fund specializing in venture investments to contribute to the development of growing companies through financing and management support.

Through these efforts, the Group aims to be a retail and commercial financial group that boasts unparalleled strength in Japan, sustainably growing together with customers and society.

*1   Based on local currency; includes income from business owner transactions which belong to Japanese Corporate & Investment Banking Business Group and income from overseas transactions with Japanese corporate customers

Japanese Corporate & Investment Banking

Business
In the Japanese Corporate & Investment Banking Business Group, we contribute to the enhancement of corporate value of increasingly globalizing major Japanese corporations through services, such as lending, settlements and foreign exchange business, as well as solution proposals for M&As and real estate that take advantage of the expertise of each group company.
	¥570.6 billion	Increased by ¥26.8 billion (4.9%) from the previous fiscal year
Gross profits*[1]

	¥270.3 billion	Increased by ¥28.8 billion (11.9%) from the previous fiscal year
Net operating profits*[1]

The gross profits for fiscal year 2018 increased 4.9% (¥26.8 billion) from the previous fiscal year to ¥570.6*[1] billion, and net operating profits increased 11.9% (¥28.8 billion) to ¥270.3 billion*[1]. Income from foreign currency deposits increased due to growth in foreign currency deposits, rising U.S. interest rates, and improvement in the foreign currency lending margins. M&A-related event finance and project finance also performed steadily. Securities-related income was favorable as well owing to acquiring large M&A projects and achieving top-class results in the M&A project advisory business.

In addition to integrating the corporate loan businesses of the Bank and the Trust Bank in April 2018, we carried out a functional reorganization within the Group during fiscal year 2018, putting in place a structure to provide advanced solutions. We also stepped up our “sector approach,” which provides solutions to resolve customers’ management issues taking into account the different environment in each industry.

The Bank, the Trust Bank and the Securities HD worked together to organize the MUFG CFO Seminar targeting CFOs of large corporations. Attended by CFOs from about 300 companies, the seminar featured a keynote address by Professor Ito of Hitotsubashi University on the topic of corporate governance. We plan to continue holding the event in future, and to become the “First Call Business Partner” of large Japanese corporate customers.

*1   Based on local currency; includes income from business owner transactions which belong to Retail & Commercial Banking Business Group and income from Japanese corporate customers served by MUFG Americas Holdings Corporation and Bank of Ayudhya Public Company Limited which belong to Global Corporate & Investment Banking Business Group

Global Corporate & Investment Banking

Business
Global Corporate & Investment Banking (Global CIB) Business Group offer services that provide value-added solutions (corporate & investment banking business services) for large global corporate customers through an integrated business model between the Bank and the Securities.
	¥432.9 billion	Increased by ¥16.3 billion (3.9%) from the previous fiscal year
Gross profits*[1]

	¥162.6 billion	Increased by ¥8.9 billion (5.8%) from the previous fiscal year
Net operating profits*[1]

Gross profits for fiscal year 2018 increased 3.9% (¥16.3 billion) from the previous fiscal year to ¥432.9 billion*[1], and net operating profits increased 5.8% (¥8.9 billion) from the previous fiscal year to ¥162.6 billion*[1].

Fee income increased due to closing large project finance in various regions and using our knowledge of the global sector to capture major M&A finance projects. Meanwhile, we are transforming our business model from quantity to quality, and building an O&D*[2] promotion structure to convert from our balance sheet-driven business model to higher asset velocity model.

In order to improve profitability, we reduced unprofitable assets. At the same time, in the aviation finance business that is positioned as a growth driver, we reached an agreement in March 2019 for the purchase and transfer of the Aviation Finance division of German-based DVB Bank, and concluded an asset purchase agreement with DVB Bank.

With this purchase, in addition to acquiring loan claims, we plan to welcome professionals with advanced expertise who will be the key to success of the aviation finance business. We will enhance the profitability of the Global CIB Business Group and establish our position as a top player in the industry by strengthening our customer base and solution-proposal capabilities, and leveraging our diversified portfolio to enhance our asset velocity.

*1   Based on local currency; includes income from non-Japanese large corporate customers of Bank of Ayudhya Public Company Limited which belongs to Global Commercial Banking Business Group, income from Japanese Corporate & Investment Banking Business Group’s non-Japanese corporate customers located in Japan, and income from joint ventures with Global Markets Business Group

*2   Origination & Distribution

Global Commercial Banking

Business
The Global Commercial Banking Business Group provides financial services with local SMEs and individual customers overseas through our existing investees, MUFG Union Bank, N.A. and Krungsri (Bank of Ayudhya Public Company Limited), etc.*[1].
	¥684.8 billion	Increased by ¥48.6 billion (7.6%) from the previous fiscal year
Gross profits*[2]

	¥212.0 billion	Increased by ¥19.4 billion (10.1%) from the previous fiscal year
Net operating profits*[2]

Gross profits for fiscal year 2018 increased 7.6% (¥48.6 billion) from the previous fiscal year to ¥684.8 billion*[2], and net operating profits increased 10.1% (¥19.4 billion) from the previous fiscal year to ¥212.0 billion*[2].

Profits increased at MUFG Union Bank, N.A. due to growth in income from deposits and an increase in non-interest income mainly in business targeting affluent customers as well as Mortgage Servicing Rights. Krungsri (Bank of Ayudhya Public Company Limited) saw strong growth in all segments centered on retail banking due to an increase in interest income resulting from an accumulated lending balance in auto loans and others.

In August 2018, MUFG Bank, Ltd. acquired additional shares of PT Bank Danamon Indonesia, Tbk. (“Bank Danamon”), a commercial bank in Indonesia, raising its stake to 40% and making Bank Danamon an equity method affiliate. (Bank Danamon became a consolidated subsidiary on April 29, 2019.) We will establish a business foundation in the expanding Indonesian market for transactions for domestic retail and small and medium business customers.

With this investment, we have completed the basic form of our overseas commercial banking platform centered on ASEAN. Going forward, we will tap into economic growth in ASEAN where further development is expected by promoting cooperation among partner banks and sharing best practices with the aim of enhancing the overall value of MUFG and our partner banks and providing new value to customers.

*1   Entities managed by the Global Commercial Banking Business Group include MUFG Union Bank, N.A., Krungsri (Bank of Ayudhya Public Company Limited), Bank Danamon, Security Bank and VietinBank.

*2   Based on local currency

*3   Represents SME and retail loan balances of commercial banking operations handled by MUFG Americas Holdings Corporation

Asset Management & Investor Services

Business
The Asset Management & Investor Services Business Group strives to enhance consulting and operation and product development capabilities utilizing advanced and professional know-how in the areas of asset management, asset administration and pensions in an effort to meet the various needs of customers in Japan and overseas.
	¥202.3 billion	Increased by ¥13.2 billion (7.0%) from the previous fiscal year
Gross profits*[1]

	¥78.1 billion	Increased by ¥7.1 billion (9.9%) from the previous fiscal year
Net operating profits*[1]

The gross profits for fiscal year 2018 increased 7.0% (¥13.2 billion) from the previous fiscal year to ¥202.3 billion*[1], and net operating profits increased 9.9% (¥7.1 billion) to ¥78.1 billion*[1].

In the asset administration field, we expanded transactions in Japan and overseas. We provided lending services as value-added services to funds overseas, while offering clerical services and foreign exchange services for asset management companies in Japan.

In the asset management field, we are moving ahead with development of non-traditional products such as real estate that we manage ourselves. In October 2018, we reached an agreement regarding the purchase of the Colonial First State Global Asset Management group, a global asset management company based in Australia. Through this purchase, we will provide added value to better meet the diverse needs of our customers.

In the pension business area, we expanded our pension trust balance in defined benefit pensions and increased the number of enrollees in defined contribution pensions by providing services as an integrated group. Furthermore, we focused on comprehensive consulting on welfare and benefits that includes unified consulting on personnel systems and retirement benefit systems in addition to pensions.

*1   Based on local currency

*2   Investor Services

Global Markets

Business
The Global Markets Business Group is in charge of customer business centered on sales & trading operations*[1] associated with interest and debt securities, foreign exchange business, stocks, as well as treasury business*[2].
	¥556.2 billion	Decreased by ¥83.2 billion (13.0%) from the previous fiscal year
Gross profits*[3]

	¥291.1 billion	Decreased by ¥82.6 billion (22.1%) from the previous fiscal year
Net operating profits*[3]

The gross profits for fiscal year 2018 decreased 13.0% (¥83.2 billion) from the previous fiscal year to ¥556.2 billion*[3], and net operating profits decreased 22.1% (¥82.6 billion) from the previous fiscal year to ¥291.1 billion*[3].

Profits decreased in the customer business mainly for institutional investors amid a severe business environment resulting from strengthened regulations and digitization, despite favorable foreign exchange business. Profits decreased in the treasury business, reflecting a rebound against the gain on sales of yen bonds recorded in the previous fiscal year, although steady results were accumulated through flexible asset allocation and use of market hedges according to the market environment.

We are putting in place a framework and foundation with the aim of being an organization that provides group-based added value to customers across the boundaries of business groups and group companies. In the sales & trading operations, in October 2018 we established six business lines in Japan and overseas and single leaders (global heads and regional heads) across banking and securities in the U.S., Europe and Asia, and concurrently assigned employees to banking and securities at some overseas sites.

In addition, we set up a promotion office across business groups and group companies to promote O&D*[4].

In the treasury business, we worked to strengthen our ability to respond as an integrated group to changes in the environment and to enhance balance sheet operations, including further reinforcement of foreign currency liquidity management.

*1   General term for sales operations involving the provision of financial products and solutions including foreign exchange and derivatives, and trading operations to buy and sell marketable products through inter-bank trading or trading on exchanges.

*2   ALM operation that comprehensively manages capital liquidity risk, interest rate risks and other risks inherent in such assets as lending and such liabilities as deposits, and global investment, etc.

*3   Based on local currency; includes income from joint ventures with Global CIB Business Group

*4   Origination & Distribution

d.	Key Issues

Amid major changes in the management environment such as the decreasing population and prolonged ultra-low interest rate environment in Japan, MUFG publicly announced the outline of its “MUFG Re-Imagining Strategy” in May 2017 aimed at reform for sustainable growth, and started its new medium-term business plan (MTBP) including specific initiatives to realize the plan in the fiscal year 2018.

Under the MTBP, we have set out the Eleven Transformation Initiatives as key measures that share the following features: 1) enabling MUFG to demonstrate its core competencies, 2) domains with high growth potential, and 3) functions that support these areas. In fiscal year 2018, each legal entity of the Group, business groups and the Corporate Center worked as one to push forward with these initiatives, and achieved the results stated above.

We will continue to steadily implement the Group’s key measures centered on the Eleven Transformation Initiatives in fiscal year 2019 while responding flexibly to changes in the environment. Moreover, by appropriately dealing with issues that arise in the process of carrying out these initiatives, we will enhance our practical skills and ability to get things done, and speed up reform. Meanwhile, it is important to strengthen our systems for managing various risks as MUFG advances its global business development. In light of the FATF Fourth Round of Mutual Evaluation of Japan planned for this year, we will further enhance compliance management in the MUFG Group as a whole by reinforcing measures to deal with financial crime and working to ensure compliance with regulations in various countries, while striving to make the Code of Conduct even more thoroughly known and practiced. Through the above efforts, we will satisfy all stakeholders, including customers, shareholders and employees.

1. Basic company policy

Based on the current MTBP, we at MUFG aim to deliver the best value to all stakeholders through “simple, speedy and transparent* group-integrated operations.”

We will move from “group collaboration” and “group-driven management” to “group-based, integrated management” to foster business transformation. We will work to further reinforce the functions assumed by each company, strengthen the functionality of products and services and increase the capacity to provide solutions.

We believe that by making full use of management resources, much of the business transformation process can be accomplished in the first half of the MTBP. We seek to lay a solid foundation for a new future-oriented business platform. By the third year, we hope to realize a tangible sense of success. From there, we seek to establish a new business growth model which meets expectations of all stakeholders within six years (the end of the next MTBP).

*

Transparent: universal, barrier-free open personnel communications between legal entities, and between company branches and the Head Office, regardless of title and position. It also implies an understanding of MUFG corporate vision.

MUFG’s Vision ~ Our Corporate Vision Beyond “Re-Imagining” Initiative

We aim to deliver the best value to all stakeholders through simple, speedy and transparent* group-integrated operations. Also, we will contribute to the realization of sustainable growth and a better society by promoting solution-oriented business.

(1)	Engage in the needs and issues of customers and society, and provide optimized solutions.

(2)	Redefine ideal legal entities and the group, and develop a sustainable business model unique to MUFG.

(3)	Provide a workplace where each employee can realize his or her talent development.

(4)	Based on the results achieved above, respond to shareholders’ expectations and enhance a reliable relationship with them.

2. Financial Targets and Capital Policy

We have set mid-to long-term financial targets, along with FY2020 targets, as follows:

Our capital policy calls for striking an appropriate balance from three perspectives: solid equity capital maintenance, capital use to strengthen profitability, and the further enhancement of shareholder returns.

Regarding shareholder returns, we have established “Basic policies for shareholder returns,” which continuously seek to improve shareholder returns, focusing on dividends. MUFG aims for stable and sustainable increase in dividends per share through profit growth, with a dividend payout ratio target of 40%. As part of this policy, MUFG also plans to flexibly repurchase its own shares in order to improve capital efficiency.

3. Promoting Group Business Strategies

Each legal entity of the Group, business groups and the Corporate Center will promote the Group’s priority strategies based on the “Eleven Transformation Initiative” together, with the goal of boosting net operating profits by approximately JPY250 billion.

(2)	Financial Position and Results of Operations of the Group and the Company

(Consolidated Basis and Non-Consolidated Basis)

a.	Financial Position and Results of Operations of the Group (Consolidated Basis)

	(Billions of yen)

	Fiscal Year 2015 Ended March 31, 2016	Fiscal Year 2016 Ended March 31, 2017	Fiscal Year 2017 Ended March 31, 2018	Fiscal Year 2018 Ended March 31, 2019
Ordinary income	5,714.4	5,979.5	6,068.0	6,697.4
Ordinary profits	1,539.4	1,360.7	1,462.4	1,348.0
Profits attributable to owners of parent	951.4	926.4	989.6	872.6
Consolidated comprehensive income (Figures in parentheses represent net loss)	620.6	330.6	1,330.8	686.9
Total net assets	17,386.7	16,658.3	17,295.0	17,261.6
Total assets	298,302.8	303,297.4	306,937.4	311,138.9

(Note)	All figures have been rounded down to the nearest first decimal place.

b.	Financial Position and Results of Operations of the Company

(Non-Consolidated Basis)

	(Billions of yen)

	Fiscal Year 2015 Ended March 31, 2016		Fiscal Year 2016 Ended March 31, 2017		Fiscal Year 2017 Ended March 31, 2018		Fiscal Year 2018 Ended March 31, 2019
Operating income	588.3		625.5		592.2		325.7
Dividends received	563.9		599.4		566.1		297.4
Dividends received from banking subsidiaries	501.7		535.5		487.4		207.1
Dividends received from other subsidiaries	23.2		20.2		23.0		25.4
Profits	(millions of yen	)	(millions of yen	)	(millions of yen	)	(millions of yen	)
	545,738		577,656		541,886		139,767
Profits per share	(yen	)	(yen	)	(yen	)	(yen	)
	39.29		42.56		40.81		10.71
Total assets	12,043.2		13,969.7		15,691.4		17,392.7
Investments in banking subsidiaries	7,771.7		7,771.5		7,761.2		7,654.2
Investments in other subsidiaries	1,591.6		1,590.5		1,652.4		1,239.6

(Note)	All figures have been rounded down to the nearest first decimal place.

(3)	Employees of the Group

								(Persons)
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Markets Business Group	Other	Total
Number of Employees as of March 31, 2019	40,413	6,312	2,177	35,108	4,124	3,343	27,913	119,390

(Note)	The number of employees indicates the number of persons employed, including staff in overseas offices, but does not include temporary employees.

(Reference) Employees of the Group

							(Persons)
	Retail Banking Business Group	Corporate Banking Business Group	Global Banking Business Group	Asset Management & Investor Services Business Group	Global Markets Business Group	Other	Total
Number of Employees as of March 31, 2018	31,643	13,826	51,433	3,945	3,240	13,234	117,321

(4)	Principal Offices, etc. of the Group

a.	MUFG Bank, Ltd.

	Name of Principal Offices	Number of Offices
		March 31, 2019	March 31, 2018
Kanto and Koshinetsu	Head Office, etc.	412	414
Tohoku and Hokkaido	Sendai Branch, Sapporo Branch, etc.	7	7
Tokai and Hokuriku	Nagoya Main Office, Shizuoka Branch, etc.	132	133
Kinki	Kyoto Branch, Osaka Main Office, etc.	173	175
Chugoku and Shikoku	Hiroshima Branch, Takamatsu Branch, etc.	11	11
Kyushu	Fukuoka Branch, etc.	10	10
(Domestic Total)		(745)	(750)
The Americas	New York Branch, etc.	21	21
Europe	London Branch, etc.	3	10
The Middle East and Africa	Dubai Branch, etc.	6	5
Asia and Oceania	Hong Kong Branch, etc.	34	34
(Overseas Total)		(64)	(70)
Grand Total		809	820

(Notes)	1.	The number of offices includes sub-branches.

2.	In addition to the above, as of March 31, 2019, 8 overseas representative offices (9 as of March 31, 2018) and 50,811 non-branch ATMs (50,010 as of March 31, 2018) were in operation.
3.

In addition to the above, as of March 31, 2019, 6 offices (15 as of March 31, 2018) that are engaged in auxiliary businesses, including the head office of the foreign currency exchange branches, were in operation.

4.

kabu.com Securities Co., Ltd., Mitsubishi UFJ Trust and Banking Corporation, Jibun Bank Corporation, Mitsubishi UFJ Loan Business Co., Ltd., and Mitsubishi UFJ Financial Partners Co., Ltd. are banking agencies of MUFG Bank, Ltd.

b.	Mitsubishi UFJ Trust and Banking Corporation

	Name of Principal Offices	Number of Offices
		March 31, 2019	March 31, 2018
Kanto and Koshinetsu	Main Branch, etc.	29	28
Tohoku and Hokkaido	Sendai Branch and Sapporo Branch	2	2
Tokai and Hokuriku	Nagoya Branch, Shizuoka Branch, etc.	5	5
Kinki	Kyoto Branch, Umeda Branch, Kobe Branch, etc.	11	11
Chugoku and Shikoku	Hiroshima Branch, Takamatsu Branch, etc.	3	4
Kyushu	Fukuoka Branch, etc.	2	3
(Domestic Total)		(52)	(53)
The Americas and Europe	New York Branch, London Branch	2	2
Asia and Oceania	Hong Kong Branch and Singapore Branch	2	2
(Overseas Total)		(4)	(4)
Grand Total		56	57

(Notes)	1.	The number of offices includes sub-branches.
2.

In addition to the above, as of March 31, 2019, 2 overseas representative offices (2 as of March 31, 2018), 35,746 non-branch ATMs (35,564 as of March 31, 2018) and 69 trust business agencies (70 as of March 31, 2018) were in operation.

c.	Mitsubishi UFJ Securities Holdings Co., Ltd

	Name of Principal Offices	Number of Offices
		March 31, 2019	March 31, 2018
Kanto and Koshinetsu	Head Office, etc.	25	25
Tohoku and Hokkaido	Sendai Branch, Sapporo Branch, etc.	4	4
Tokai and Hokuriku	Nagoya Branch, Toyama Branch, etc.	11	11
Kinki	Kyoto Branch, Osaka Branch, Kobe Branch, etc.	9	9
Chugoku and Shikoku	Hiroshima Branch, Takamatsu Branch, etc.	7	7
Kyushu	Fukuoka Branch, etc.	6	6
Total		62	62

d.	Consumer Finance Subsidiaries

Mitsubishi UFJ NICOS Co., Ltd.:	6 offices in total (6 as of March 31, 2018), consisting of the Head Office (Tokyo) and the branches

ACOM CO., LTD.:	The Head Office (Tokyo), and 1,000 loan business outlets (including unstaffed outlets) (1,042 as of March 31, 2018)

(5)	Capital Investment of the Group

a.	Total Amounts of Capital Investment

					(Millions of yen)
	MUFG Bank, Ltd.	Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd.	Consumer Finance Subsidiaries	Other	Total
Amount of capital investment	277,892	44,505	26,537	38,985	16,776	404,697

(Note)     All figures have been rounded down to the nearest unit.

b.	New Additions, etc. of Significant Equipment

	(Millions of yen)
Company Name	Description	Amount
MUFG Bank, Ltd.	Reconstruction of buildings of headquarter and branches	14,397

(Note)     All figures have been rounded down to the nearest unit.

(6)	Principal Subsidiaries, etc.

Company Name	Location	Main Business(es)	Date of Establishment	Capital (millions of yen)		Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)	Amount of Dividends Paid to the Company (millions of yen)
MUFG Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	August 15, 1919	1,711,958		100.00 ( —)	128,934
Mitsubishi UFJ Trust and Banking Corporation	Chiyoda-ku, Tokyo	Trust Banking, Banking	March 10, 1927	324,279		100.00 ( —)	78,226
Mitsubishi UFJ NICOS Co., Ltd.	Bunkyo-ku, Tokyo	Credit Cards	June 7, 1951	109,312		100.00 ( —)	—
Mitsubishi UFJ Securities Holdings Co., Ltd.	Chiyoda-ku, Tokyo	Securities Holding Company	March 4, 1948	75,518		100.00 ( —)	23,657
Japan Digital Design, Inc.	Chuo-ku, Tokyo	Research	October 2, 2017	1,800		86.11 (2.77)	—
Global Open Network, Inc.	Chuo-ku, Tokyo	Holding Company	December 14, 2018	250		80.00 ( —)	—
MUFG Innovation Partners Co., Ltd.	Chiyoda-ku, Tokyo	Venture Capital Investment	January 4, 2019	250		100.00 ( —)	—
MUMEC Visionary Design, Ltd.	Chiyoda-ku, Tokyo	Consulting	October 1, 2018	100		60.00 ( —)	—
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	Chiyoda-ku, Tokyo	Investment Trust Management	August 1, 1985	2,000		100.00 (100.00)	—
MU Investments Co., Ltd.	Chiyoda-ku, Tokyo	Investment Advising	September 27, 1993	1,200		100.00 (100.00)	—
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	December 1, 2009	40,500		60.00 (60.00)	—
Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	October 25, 2005	8,000		100.00 (100.00)	—
kabu.com Securities Co., Ltd.	Chiyoda -ku, Tokyo	Securities	November 19, 1999	7,196		59.28 (59.28)	—
Bank of Ayudhya Public Company Limited	Bangkok, Kingdom of Thailand	Banking	January 27, 1945	256,716 (THB 73,557 million	)	76.88 (76.88)	—
MUFG Americas Holdings Corporation	New York, NY, U.S.A.	Bank Holding Company	February 2, 1953	14,643 (USD 131,935 thousand	)	100.00 (95.11)	—

Company Name	Location	Main Business(es)	Date of Establishment	Capital (millions of yen)		Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)	Amount of Dividends Paid to the Company (millions of yen)
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg, Grand Duchy of Luxembourg	Trust Banking, Banking	April 11, 1974	20,771 (USD 187,117 thousand	)	100.00 (100.00)	—
Mitsubishi UFJ Trust International Limited	London, U.K.	Securities	March 14, 1986	5,798 (GBP 40,000 thousand	)	100.00 (100.00)	—
MUFG Investor Services Holdings Limited	Hamilton, Bermuda, British Overseas Territories	Holding Company	January 26, 2011	4,825 (USD 43,468 thousand	)	100.00 (100.00)	—
MUFG Lux Management Company S.A.	Luxembourg, Grand Duchy of Luxembourg	Investment Trust Management	January 4, 1995	918 (EUR 7,375 thousand	)	100.00 (100.00)	—
Mitsubishi UFJ Asset Management (UK) Ltd.	London, U.K.	Investment Management	August 20, 1984	289 (GBP 2,000 thousand	)	100.00 (100.00)	—
Mitsubishi UFJ Baillie Gifford Asset Management Limited	Edinburgh, U.K.	Investment Advising	December 21, 1989	72 (GBP 500 thousand	)	51.00 (51.00)	—
MUFG Securities EMEA plc	London, U.K.	Securities	February 11, 1983	216,333 (GBP 1,492,163 thousand	)	100.00 (100.00)	—
MUFG Securities Asia Limited	Hong Kong, People’s Republic of China	Securities	March 30, 1973	22,974 (USD 207,000 thousand	)	100.00 (100.00)	—
MUFG Securities (Canada), Ltd.	Toronto, Ontario, Canada	Securities	September 30, 2015	4,834 (CAD 58,500 thousand	)	100.00 (100.00)	—
MUFG Securities Asia (Singapore) Limited	Singapore, Republic of Singapore	Securities	November 1, 1985	2,898 (SGD 35,400 thousand	)	100.00 (100.00)	—
ACOM CO., LTD.	Chiyoda-ku, Tokyo	Loan, Loan Guarantees	October 23, 1978	63,832		40.18 (2.60)	1,766
The Master Trust Bank of Japan, Ltd.	Minato-ku, Tokyo	Trust Banking, Banking	November 13, 1985	10,000		46.50 (46.50)	—
Mitsubishi UFJ Real Estate Services Co., Ltd.	Chiyoda-ku, Tokyo	Real Estate Brokering	June 14, 1988	300		100.00 (100.00)	—
Mitsubishi UFJ Lease & Finance Company Limited	Chiyoda-ku, Tokyo	Leasing	April 12, 1971	33,196		23.34 (9.82)	2,647

Company Name	Location	Main Business(es)	Date of Establishment	Capital (millions of yen)		Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)	Amount of Dividends Paid to the Company (millions of yen)
Hitachi Capital Corporation	Minato-ku, Tokyo	Leasing	September 10, 1957	9,983		23.02 (0.01)	2,473
Mitsubishi Research Institute DCS Co., Ltd.	Shinagawa-ku, Tokyo	Software Development, Information Processing	July 10, 1970	6,059		20.00 ( —)	140
Jibun Bank Corporation	Chuo-ku, Tokyo	Banking	May 25, 2006	50,000		50.00 (50.00)	—
The Chukyo Bank, Ltd.	Nagoya-shi, Aichi	Banking	February 10, 1943	31,844		39.61 (39.61)	—
JACCS CO., LTD.	Hakodate-shi, Hokkaido	Agency Services for Credit Purchases	December 23, 1948	16,138		22.26 (22.26)	—
JALCARD Inc.	Shinagawa-ku, Tokyo	Credit Cards	October 30, 1984	360		49.37 (49.37)	—
Morgan Stanley MUFG Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	May 1, 1996	62,149		49.00 (49.00)	—
Morgan Stanley	New York, NY, U.S.A.	Bank Holding Company	September 16, 1935	947,932 (USD 8,540,702 thousand	)	24.01 ( —)	59,644
Vietnam Joint Stock Commercial Bank for Industry and Trade	Hanoi, Socialist Republic of Vietnam	Banking	March 26, 1988	178,723 (VND 37,234,045 million	)	19.72 (19.72)	—
Security Bank Corporation	Makati, Republic of the Philippines	Banking	May 8, 1951	16,187 (PHP 7,635,389 thousand	)	20.00 (20.00)	—
PT Bank Danamon Indonesia, Tbk.	Jakarta, Republic of Indonesia	Banking	July 16, 1956	46,028 (IDR 5,901,121 million	)	40.00 (40.00)	—
AMP Capital Holdings Limited	Sydney, Australia	Holding Company	November 6, 1997	3,932 (AUD 50,016 thousand	)	15.00 (15.00)	—

(Notes)	1.	Amounts have been rounded down to the nearest unit.
	2.	The yen equivalent of the capital amount has been calculated using the foreign exchange rate as of the date of the close of the account.
	3.	The percentage of voting rights of the subsidiaries, etc. held by the Company has been rounded down to the nearest second decimal place.

4.	The figures in parentheses ( ) in the column “Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company” indicate the percentage of voting rights held by the subsidiaries, subsidiary entities, etc., of the Company.
5.	The Company newly established Global Open Network, Inc., MUFG Innovation Partners Co., Ltd. and MUMEC Visionary Design, Ltd. as consolidated subsidiaries.
6.	Dah Sing Financial Holdings Limited is not included in the above list as it is no longer a group company under Company’s subsidiary MUFG Bank, Ltd.
7.	PT Bank Danamon Indonesia, Tbk. became Company’s equity-method affiliate due to additional acquisition of Bank Danamon’s shares by MUFG Bank, Ltd. Furthermore, Bank Danamon became Company’s consolidated subsidiary on April 29, 2019 as a result of acquisition of Bank Danamon’s shares in stages by MUFG Bank.

(7)	Major Borrowings

Creditors	Balance of Borrowings (millions of yen)	Creditor Investment in the Company
		Number of Shares Held (shares)	Voting Interest (%)
MUFG Bank, Ltd.	1,425,682	—	—

(Note)	All figures have been rounded down to the nearest unit.

2.	Matters Concerning Company Executives (Directors and Corporate Executives)

(1)	Status of Company Executives

Members of the Board of Directors

(As of March 31, 2019)

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Hiroshi Kawakami	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member Audit Member	Advisor of Central Japan International Airport Co., Ltd. Outside Director of AT-Group Co., Ltd.	—

Yuko Kawamoto	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member Risk Member (Chairperson)	Professor at Waseda Graduate School of Business and Finance Member of the National Public Safety Commission	—

Haruka Matsuyama	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member (Chairperson)	Partner of Hibiya Park Law Offices Outside Director of T&D Holdings, Inc. Outside Director of VITEC HOLDINGS CO., LTD. Outside Corporate Auditor of Mitsui & Co., Ltd.	—

Toby S. Myerson	Member of the Board of Directors (Outside Director) Risk Member	Chairman & CEO of Longsight Strategic Advisors LLC Outside Director of MUFG Americas Holdings Corporation Outside Director of MUFG Union Bank, N.A.	—

Tsutomu Okuda	Member of the Board of Directors (Outside Director) Nominating Member (Chairperson) Compensation Member	Special Advisor of J. Front Retailing Co., Ltd.	—

Yasushi Shingai	Member of the Board of Directors (Outside Director) Audit Member Risk Member	Outside Director of Asahi Group Holdings, Ltd.	(Note) 1

Tarisa Watanagase	Member of the Board of Directors (Outside Director) Risk Member	Outside Director of The Siam Cement Public Company Limited	—

Akira Yamate	Member of the Board of Directors (Outside Director) Audit Member (Chairperson)	External Director of Nomura Real Estate Holdings, Inc. External Corporate Auditor of Prudential Holdings of Japan, Inc.	(Note) 1

Tadashi Kuroda	Member of the Board of Directors Audit Member		—

Junichi Okamoto	Member of the Board of Directors Audit Member		—

Kiyoshi Sono	Member of the Board of Directors	Deputy Chairman of the Board of Directors of MUFG Bank, Ltd. (Representative Director) Director of Mitsubishi UFJ NICOS Co., Ltd. Outside Director of Nankai Electric Railway Co., Ltd.	—

Mikio Ikegaya	Member of the Board of Directors	President and CEO of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)	—

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Kanetsugu Mike	Member of the Board of Directors	President & CEO of MUFG Bank, Ltd. (Representative Director)	—

Saburo Araki	Member of the Board of Directors	President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	—

Nobuyuki Hirano	Member of the Board of Directors Nominating Member Compensation Member	Chairman of the Board of Directors of MUFG Bank, Ltd. (Representative Director) Director of Morgan Stanley Audit & Supervisory Board Members of TOYOTA MOTOR CORPORATION	—

(Notes)	Nominating Member: Member of the Nominating and Governance Committee, Compensation Member: Member of the Compensation Committee, Audit Member: Member of the Audit Committee, Risk Member: Member of the Risk Committee
1.

Mr. Yasushi Shingai, an Audit Member, with long years of experience in an accounting department, has respectable knowledge regarding finance and accounting. Mr. Akira Yamate, an Audit Member, is qualified as a certified public accountant and has respectable knowledge regarding finance and accounting.

2.

To ensure the effectiveness of audit, the Company elected Mr. Tadashi Kuroda and Mr. Junichi Okamoto, who are directors who do not concurrently serve as Corporate Executives, as full-time Audit Members.

3.

The Company designated Mr. Hiroshi Kawakami, Ms. Yuko Kawamoto, Ms. Haruka Matsuyama, Mr. Toby S. Myerson, Mr. Tsutomu Okuda, Mr. Yasushi Shingai, Ms. Tarisa Watanagase and Mr. Akira Yamate, each an Outside directors, as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange to that effect.

4.	The officially registered name of Ms. Haruka Matsuyama is Haruka Kato.
5.	VITEC HOLDINGS, LTD. carried out business integration with UKC Holdings Corporation on April 1, 2019 and changed its trade name to Restar Holdings Corporation.

Corporate Executives

(As of March 31, 2019)

Name	Title and Areas of Responsibility	Important Concurrent Posts
Kiyoshi Sono	Chairman (Representative Corporate Executive)	Deputy Chairman of the Board of Directors of MUFG Bank, Ltd. (Representative Director) Director of Mitsubishi UFJ NICOS Co., Ltd. Outside Director of Nankai Electric Railway Co., Ltd.

Mikio Ikegaya	Deputy Chairman (Representative Corporate Executive)	President and CEO of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)

Kanetsugu Mike	Deputy Chairman (Representative Corporate Executive)	President & CEO of MUFG Bank, Ltd. (Representative Director)

Saburo Araki	Deputy Chairman (Representative Corporate Executive)	President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Nobuyuki Hirano	President & Group CEO (Representative Corporate Executive)	Chairman of the Board of Directors of MUFG Bank, Ltd. (Representative Director) Director of Morgan Stanley Audit & Supervisory Board Members of TOYOTA MOTOR CORPORATION

Muneaki Tokunari	Senior Managing Corporate Executive Group CFO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director) Director of MUFG Americas Holdings Corporation Director of MUFG Union Bank, N.A.

Eiichi Yoshikawa	Senior Managing Corporate Executive Group Head, Global Commercial Banking Business Group and Group COO-I	Deputy President of MUFG Bank, Ltd. (Representative Director) Senior Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd. Director of Dah Sing Financial Holdings Limited

Shigeru Asai	Senior Managing Corporate Executive Group Head, Global Markets Business Group

Senior Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd.

Member of the Board of Directors,

Deputy President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

(Representative Director)

Akira Hamamoto	Senior Managing Corporate Executive Group CCO & Group CLO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director) Director of kabu.com Securities Co., Ltd.

Masamichi Yasuda	Senior Managing Corporate Executive Group CRO

Member of the Board of Directors,

Senior Managing Executive Officer of MUFG Bank, Ltd.

(Representative Director)

Director of Mitsubishi UFJ Trust and Banking Corporation

Auditor of PT Bank Danamon Indonesia, Tbk.

Name	Title and Areas of Responsibility	Important Concurrent Posts
Kenji Yabuta	Senior Managing Corporate Executive Group Head, Japanese Corporate & Investment Banking Business Group	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative Director)

Naoki Hori	Senior Managing Corporate Executive Group Head, Retail & Commercial Banking Business Group	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director) Director of ACOM CO., LTD.

Hironori Kamezawa	Senior Managing Corporate Executive Group CIO & Group CDTO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director) CEO of Global Open Network, Inc.

Hiroshi Naruse	Senior Managing Corporate Executive Group CHRO and Group Deputy CIO	Deputy President, Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (Representative Director) Representative Director and President of MU Trust Apple Planning Company, Ltd

Masato Miyachi	Senior Managing Corporate Executive Group Head, Global Corporate & Investment Banking Business Group

Member of the Board of Directors,

Senior Managing Executive Officer of MUFG Bank, Ltd.

(Representative Director)

Chairman of the Board of Directors of MUFG Americas Holdings Corporation

Chairman of the Board of Directors of MUFG Union Bank, N.A.

Shigeru Yoshifuji	Managing Corporate Executive Group CAO and Managing Director, Head of Internal Audit Division

Sunao Yokokawa	Managing Corporate Executive Group Head, Asset Management & Investor Services Business Group	Managing Director of Mitsubishi UFJ Trust and Banking Corporation

Naomi Hayashi

Managing Corporate Executive

Group CSO (Corporate Planning Division excluding Budget & Resources Management and Global Business), In charge of Corporate Administration Division and Corporate Communications Division, in sub-charge of Digital Transformation Division

Member of the Board of Directors,

Managing Executive Officer of MUFG Bank, Ltd.

(Representative Director)

Director of Mitsubishi UFJ Securities Holdings Co., Ltd.

Director of Mitsubishi UFJ Lease & Finance Company Limited

(Note)	Executive job titles are abbreviated as follows.

	CEO:	Chief Executive Officer
	CSO:	Chief Strategy Officer (primarily in charge of Corporate Planning Division)
	CFO:	Chief Financial Officer (primarily in charge of Financial Planning Division)
	CRO:	Chief Risk Officer (primarily in charge of Corporate Risk Management Division and Credit Policy & Planning Division)
	CHRO:	Chief Human Resources Officer (primarily in charge of Human Resources Division)
	CCO-I:	Chief Operating Officer-International (primarily in charge of Corporate Planning Division (Global Business))
	CCO:	Chief Compliance Officer (primarily in charge of Compliance Division and Global Financial Crimes Division)
	CLO:	Chief Legal Officer (primarily in charge of Legal Division)
	CAO:	Chief Audit Officer (primarily in charge of Internal Audit Division)
	CIO:	Chief Information Officer (primarily in charge of Operations & Systems Planning Division)
	CDTO:	Chief Digital Transformation Officer (primarily in charge of Digital Transformation Division)

Members of the Board of Directors and the Corporate Executives who retired during the fiscal year 2018:

Name	Title and Areas of Responsibility	Other
Takashi Nagaoka	Deputy Chairman (Representative Corporate Executive)	Resigned on April 1, 2018

Tadashi Kuroda	Senior Managing Corporate Executive Group CSO & Group CHRO	Resigned on May 15, 2018

Atsushi Murakami	Managing Corporate Executive Group Head, Retail Banking Business Group	Resigned on May 15, 2018

Takehiko Shimamoto	Member of the Board of Directors Audit Member	Resigned on June 27, 2018

Yukihiro Sato	Member of the Board of Directors Audit Member	Retired on June 28, 2018

Takashi Nagaoka	Member of the Board of Directors	Retired on June 28, 2018

Muneaki Tokunari	Member of the Board of Directors	Retired on June 28, 2018

Masamichi Yasuda	Member of the Board of Directors	Retired on June 28, 2018

(Note)	The titles and Areas of Responsibility are as of the date of retirement.

(2)	Compensation, etc. for Company Executives

					(Millions of yen)
Classification	Number of Recipients (persons)	Compensation, etc.	Annual base salary	Performance-based stock compensation	Cash bonus
Director	13	305	298	6	—
Corporate Executive	20	1,114	613	266	234
Total	33	1,419	912	272	234

(Notes)	1.	All figures have been rounded down to the nearest unit.
2.	The compensation, etc. paid to Corporate Executives who concurrently serve as Members of the Board of Directors is described in the column of Corporate Executive.
3.

On July 1, 2016, the Company introduced a performance-based stock compensation plan using a structure called Board Incentive Plan. Total stock compensation in the table above includes expenses associated with the right to receive shares granted under the plan during the fiscal year 2018.

Policy on Decisions on the Contents of Compensation for Individual Executives, etc. (revised May 15, 2019)

1.	Context of the Policy

The Company’s Compensation Committee has prescribed this policy on decisions on the contents of compensation for individual Members of the Board of Directors, Corporate Executives and Executive Officers (“Executives, etc.”) (the “Policy”) in accordance with the provisions of the Companies Act with regard to a company with three committees. The outline of the Policy are as below. In addition, major subsidiaries of the Company have each prescribed a similar policy based on the Policy of the Company.

2.	Decision-Making Organization for the Policy and Authorities, etc.

The Company, as a company with three committees, has established a Compensation Committee. The Compensation Committee comprises independent Outside Directors and a director who concurrently serves as President & Group CEO (Representative Corporate Executive) and is chaired by an independent outside director.

3.	Summary of the Policy (revised May 15, 2019)

1)	Philosophy and Objective

The MUFG Group, through its “simple, speedy and transparent group-integrated operations” and supported by its consolidated strength, provides prime-quality products and services to respond to any and all financial needs, with the aim to “be the world’s most trusted global financial group” and win strong support from its customers and society.

In an effort to realize such a management policy, we have decided on this Policy on compensation for executives in order to prevent excessive risk-taking and raise motivation of Executives, etc., to contribute not only to the short-term but also to the medium- to long-term improvement of financial results, thereby enabling sustainable growth and the medium- to long-term enhancement of the enterprise value of the MUFG Group. In addition, this Policy has been prescribed in accordance with the business performance and financial soundness of the Company and the MUFG Group and applicable Japanese and overseas regulations regarding compensation of executives, while at the time ensuring objectivity and transparency of the process of determining compensation for executives.

2)	Compensation Level

We determine the level of compensation for executives that is competitive and appropriate for the Company and its subsidiaries taking into consideration the economic and social context, industry trend, management environment of the MUFG Group, and status of financial results, as well as human resources markets in the country where the Executives, etc. are appointed and other important factors, and upon referencing the objective research data of third-party, specialist agencies.

Compensation levels by position (excluding Outside Directors and Directors who are Audit Members) have been set according to a compensation system in which compensation amounts for each type of compensation decrease in descending order of position, with the President & CEO being the highest-paid individual followed by the Chairman, the Deputy Chairman, Deputy President, Senior Managing Corporate Executive, Managing Corporate Executive and Executives without titles. Furthermore, “Director and Corporate Executive Allowances” and “Committee Member (Chairperson) Allowances” and similar allowances are added according to the roles and responsibilities of each executive.

3)	Contents of Compensation

-

In principle, compensation for the Company’s Executives, etc. is composed of three types: “annual base salary” (fixed), “performance-based stock compensation” (linked to stock price and medium- to long-term performance) and “cash bonuses” (linked to short-term performance). The proportion of each compensation type is properly specified based on the philosophy and objective above as well as the contents of the duties of such executives.

-

In the stock compensation plan, the Company’s shares are issued to Executives, etc. by means of the trust structure. Stock compensation has been implemented in fiscal year 2016 as a common Group-wide new medium- to long-term incentive plan.

-

The proportion of the President & CEO’s compensation since fiscal year 2018 is balanced among these three types of compensation: “annual base salary : performance-based stock compensation : cash bonus = 1 : 1 : 1”. (In case the stock compensation and cash bonus are paid in base amount).

-

The proportion of compensation by position has been set according to a compensation system in which the proportion of the performance-based compensation decreases in descending order of position, with the President &CEO being the individual with the highest proportion of performance-linked compensation followed by the Chairman, the Deputy Chairman, Deputy President, Senior Managing Corporate Executive, Managing Corporate Executive and Executives without titles.

-

Outside Directors who takes on the role of overseeing and monitoring management and directors serving as audit members are not eligible to receive stock compensation or cash bonuses in consideration of the contents of their duties.

Note:

Regarding stock compensation, confiscation of the share issuance points granted or the return of an amount equivalent to the shares issued, etc. may be requested to Executives, etc. who fall under any of the following.

1)	Those who committed a material breach of delegation agreements, etc. between the Company and Executives, etc. in regard to the duties of Executives, etc.
2)	Those who retired for personal reasons during their term of office

Regardless of the above, compensation for Executives, etc. who are hired locally outside Japan is individually designed in order to prevent excessive risk taking, taking into account compensation regulations, compensation practice, the local market rate and other related factors in the relevant overseas region, as well as the job contents and characteristics of the duties of such Executives, etc.

(3)	Limited Liability Agreement

Following is the summary of the limited liability agreements that the Company entered into with all the non-executive directors in accordance with the Articles of Incorporation of the Company.

Name	Summary of the Limited Liability Agreement
Hiroshi Kawakami	With respect to the liability set forth in Articles 423, Paragraph 1 of the Companies Act, when a non-executive directors acts in good faith and is not grossly negligent in conducting directors’ duties, the non-executive directors shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Articles 425, Paragraph 1 of the Companies Act.
Yuko Kawamoto
Haruka Matsuyama
Toby S. Myerson
Tsutomu Okuda
Yasushi Shingai
Tarisa Watanagase
Akira Yamate
Tadashi Kuroda
Junichi Okamoto

3.	Matters Concerning Outside Directors

(1)	Concurrent Posts and Other Conditions of Outside Directors

Important concurrent posts of outside directors are as described in “2. Matters Concerning Company Executives (directors and corporate executives), (1) Status of Company Executives.”

In addition, there is no special business relationship between organizations where outside directors hold important concurrent posts and the Company.

(2)	Main Activities of the Outside Directors

Name	Term of Office	Attendance at Meetings of	Statements at Meetings of the Board of Directors, etc. and Other Activities
Hiroshi Kawakami	3 years and 9 months	Board of Directors: 9/9 Nominating and Governance Committee: 13/13 Compensation Committee: 7/7 Audit Committee: 17/17	Has made necessary statements appropriately based on his considerable experience, knowledge and wisdom as a manager of a global manufacturing company.

Yuko Kawamoto	2 years and 9 months	Board of Directors: 9/9 Nominating and Governance Committee: 12/13 Compensation Committee: 6/7	Has made necessary statements appropriately based on her considerable experience as a management consultant and a graduate school professor.

Haruka Matsuyama	4 years and 9 months	Board of Directors: 9/9 Nominating and Governance Committee: 13/13 Compensation Committee: 7/7	Has made necessary statements appropriately based on her considerable experience as an attorney at law.

Toby S. Myerson	1 year and 9 months	Board of Directors: 9/9	Has made necessary statements appropriately based on his considerable experience as an attorney at law.

Tsutomu Okuda	4 years and 9 months	Board of Directors: 9/9 Nominating and Governance Committee: 13/13 Compensation Committee: 7/7	Has made necessary statements appropriately based on his considerable experience, knowledge and wisdom as a manager of a leading Japanese distribution company.

Name	Term of Office	Attendance at Meetings of	Statements at Meetings of the Board of Directors, etc. and Other Activities
Yasushi Shingai	9 months	Board of Directors: 8/8 Audit Committee: 11/11	Has considerable experience as a global corporate manager and made necessary statements appropriately based on his professional insight not only in corporate finance, but also M&A and post- M&A corporate management.

Tarisa Watanagase	1 year and 9 months	Board of Directors: 9/9	Has made necessary statements appropriately based on her considerable experience as governor of the Bank of Thailand and an economist.

Akira Yamate	3 years and 9 months	Board of Directors: 9/9 Audit Committee: 17/17	Has made necessary statements appropriately based on his considerable experience, knowledge and wisdom as a certified public accountant.

(Note)	Regarding Mr. Yasushi Shingai, attendance is recorded at meetings of the board of directors and Audit Committee held after he assumed the office of director.

(3)	Compensation, etc. for Outside Directors

	(Millions of yen)

	Number of Recipients (persons)	Compensation, etc. from the Company	Annual base salary	Performance-based stock compensation	Cash bonus	Compensation, etc. from subsidiaries of the Company
Total Compensation, etc.	9	163	163	—	—	39

(Note)	All figures have been rounded down to the nearest unit.

4.	Matters Concerning Shares of the Company

(1)	Number of Shares

Total Number of Shares Authorized to be Issued

(Number of Shares)
Common Stock	33,000,000,000
The Second Series of Class 5 Preferred Stock	400,000,000
The Third Series of Class 5 Preferred Stock	400,000,000
The Fourth Series of Class 5 Preferred Stock	400,000,000
The First Series of Class 6 Preferred Stock	200,000,000
The Second Series of Class 6 Preferred Stock	200,000,000
The Third Series of Class 6 Preferred Stock	200,000,000
The Fourth Series of Class 6 Preferred Stock	200,000,000
The First Series of Class 7 Preferred Stock	200,000,000
The Second Series of Class 7 Preferred Stock	200,000,000
The Third Series of Class 7 Preferred Stock	200,000,000
The Fourth Series of Class 7 Preferred Stock	200,000,000

(Notes)	1.	The total number of shares authorized to be issued from the Second Series to the Fourth Series of Class 5 Preferred Stock shall not exceed 400,000,000 shares.
2.	The total number of shares authorized to be issued from the First Series to the Fourth Series of Class 6 Preferred Stock shall not exceed 200,000,000 shares.
3.	The total number of shares authorized to be issued from the First Series to the Fourth Series of Class 7 Preferred Stock shall not exceed 200,000,000 shares.

Total Number of Shares Outstanding

(Number of Shares)
Common Stock	13,667,770,520

(Notes)	1.	The number of common stock includes 708,461,901 common stock owned by the Company.
2.

At the meeting of the board of directors held on May 15, 2017, the Company resolved to establish a share cancellation policy under which the targeted maximum amount of treasury stock retained by the Company shall be approximately 5% of the total number of issued shares and the Company shall cancel the shares exceeding such amount. Based on this policy, the Company completed cancellation of 72,420,700 shares of common stock on July 20, 2018 and 159,836,800 shares of common stock on January 22, 2019.

(2)	Number of Shareholders as of March 31, 2019

Common Stock	695,521

(3)	Major Shareholders

Common Stock

Name of Shareholders	Conditions of Contributions to the Company
	Number of Shares Held	Percent of Shares Held
The Master Trust Bank of Japan, Ltd. (Trust account)	738,305,200	5.69
Japan Trustee Services Bank, Ltd. (Trust account)	679,609,600	5.24
SSBTC CLIENT OMNIBUS ACCOUNT	338,906,515	2.61
Japan Trustee Services Bank, Ltd. (Trust account 5)	266,418,200	2.05
Japan Trustee Services Bank, Ltd. (Trust account 9)	205,451,700	1.58
Government of Norway	194,590,625	1.50
JP Morgan Chace Bank 385151	193,449,305	1.49
State Street Bank West Client – Treaty 505234	189,409,851	1.46
Japan Trustee Services Bank, Ltd. (Trust account 1)	177,577,500	1.37
The Bank of New York Mellon as Depositary Bank for DR Holders	175,825,882	1.35

(Notes)	1. Figures for the percentage of shares held have been rounded down to the nearest second decimal place.
2. The percentage of common stock held is calculated excluding 708,461,901 shares of common stock owned by the Company.

5.	Matters Concerning Independent Auditor

(1)	Status of Independent Auditor

		(Millions of yen)
Name	Compensation, etc. for the Fiscal Year 2018	Other
Deloitte Touche Tohmatsu LLC (Name of designated limited liability partners: Hidehito Goda Hiroharu Nakamura Hiroyuki Sono Shigehiko Matsumoto)	150

(Reason that the Audit Committee consented to the compensation, etc.)

The Audit Committee received necessary documents and reports from the relevant departments/divisions of the Company and Independent Auditor and examined the appropriateness of its audit plan, the state of performance of its duties, appropriateness of the basis for the calculation of the compensation such as the estimates of the time required for its audit and unit fee and reasonableness of the past trends of those factors. Upon such examination, the Committee judged that the compensation, etc. for Independent Auditor is at a reasonable level to maintain and improve the quality of its audit and consented to the proposed compensation, etc.

(Details of Non-auditing Services)

The Company entrusts to the Independent Auditors the search procedure services concerning internal management systems with respect to calculation of capital adequacy ratios and preparation of comfort letters, which are services other than the services provided in Articles 2, Paragraph 1 of the Certified Public Accountants Law (non-auditing services).

(Notes)	1. The above figure has been rounded down to the nearest unit.

2.  The “Compensation, etc. for the Fiscal Year 2018” includes the amount of the compensation for the audit of the document related financial accounting pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act, but does not include the amount of the compensation for the audit of the Internal Control Report pursuant to Paragraph 2 of the same Article of the same Act.

3. The total amount of monetary and other property benefits which are to be paid by the Company, its subsidiaries and subsidiary entities, etc. to the Independent Auditor is ¥5,457 million.

(2)	Other Matters Concerning Independent Auditor

a.	Policy for the appointment, termination and non-appointment of the Independent Auditor

If it is deemed to be difficult for the Independent Auditor to properly carry out its duties, the independence and qualification of the Independent Auditor required by laws and regulations cannot be secured, or otherwise it is deemed to be necessary, the Audit Committee will consider submitting an agenda concerning termination and non-appointment of the Independent Auditor to a general meeting of shareholders. If an Independent Auditor is deemed to fall under each item of Article 340, Paragraph 1 of the Companies Act, the Audit Committee will consider the termination of the Independent Auditor.

b.	Fact that audit corporations other than the Independent Auditor of the Company conduct audits of the financial documents of the principal subsidiaries and subsidiary entities, etc.

Among the principal subsidiaries and subsidiary entities, etc. of the Company, the following companies were subject to audits by audit corporations other than the Independent Auditor of the Company (including companies holding the equivalent qualifications in foreign countries): Bank of Ayudhya Public Company Limited, MUFG Americas Holdings Corporation, Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A., Mitsubishi UFJ Trust International Limited, MUFG Investor Services Holdings Limited, MUFG Lux Management Company S.A., Mitsubishi UFJ Asset Management (UK) Ltd., Mitsubishi UFJ Baillie Gifford Asset Management Limited, MUFG Securities EMEA plc, MUFG Securities Asia Limited, MUFG Securities (Canada) Limited, MUFG Securities Asia (Singapore) Limited, and The Master Trust Bank of Japan, Ltd.

6.	System to Ensure Appropriate Conduct of Operations

∎	System to Ensure Appropriate Conduct of Operations

The Company complies with the Companies Act and Enforcement Regulations of the Companies Act and has ratified the following system (Internal Control System) to ensure appropriate operations are being conducted within the Company. The Company is working to ensure that a sound and robust management structure is in place by creating company policies, establishing departments in charge, building plans and policy and other structures that are all in line with the details of what has been ratified by the Company.

The directly owned subsidiaries as referred to below are major subsidiaries in which the Company directly holds equity interests*. The “MUFG Group” means a corporate group comprised of the Company and its subsidiaries as provided in Article 416, Paragraph 1, Item 1 of the Companies Act.

*	MUFG Bank Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., ACOM CO., LTD.

(1)	Group Management Framework

(a)	The Company shall formulate the Corporate Vision and the Code of Conduct in order to ensure appropriateness of the business conducted by the MUFG Group.

(b)

In addition to stipulating the MUFG Group basic policies for management control, the Company shall also stipulate individual sets of company rules in respect of customer protection management, risk management, compliance, internal audits, etc., along with concluding management control agreements with subsidiaries in which the Company directly holds equity interests.

(c)

In order to manage its business, the Company shall deliberate with and receive reports from subsidiaries in which the Company directly holds equity interests, and conduct appropriate management of subsidiaries in which the Company directly holds equity interests in line with rules of the Company and in adherence to the allocation of duties.

(d)

Companies subject to direct management control by the Company are stipulated as being those subsidiaries in which the Company directly holds equity interests, and the management of subsidiaries in which the Company does not directly hold equity interests shall be directly managed by the subsidiaries which directly holds the said equity interests. The Company shall provide direction and advice regarding management control to the subsidiaries which directly holds the said equity interests as required.

(e)

The Company shall stipulate company rules regarding internal controls for financial reporting and shall establish an Accounting Audit Hotline (internal reporting system whereby matters regarding accounting at the MUFG Group can be reported by the public as well as directors, officers and employees of the MUFG Group) as part of this.

(f)	The Company shall define policies on information disclosure of the MUFG Group, thereby establishing a structure for information disclosure in a fair, equitable and appropriate manner.

(2)	Legal and Regulatory Compliance Framework

(a)

The Company and directly owned subsidiaries of the Company shall stipulate the Corporate Vision and the Code of Conduct so as to ensure that the execution of duties by directors, officers and employees conforms to laws and regulations, and the Articles of Incorporation.

(b)

The Company and directly owned subsidiaries of the Company shall create and circulate various company rules and compliance manuals to build a system to ensure that directors, officers and employees comply with laws and regulations, etc.

(c)

The Company and directly owned subsidiaries of the Company shall create committees, etc., employ a director responsible for compliance (Chief Compliance Officer) and establish management divisions in order to promote and manage compliance.

(d)

The Company and directly owned subsidiaries of the Company shall formulate compliance programs (specific plans to ensure directors, officers and employees comply with laws and regulations, etc., including training for directors, officers and employees) and implement follow-ups on the progress of these programs.

(e)	The Company and directly owned subsidiaries of the Company shall establish internal reporting systems to receive reports of fraudulent activities from directors, officers or employees.

(f)

The Company and directly owned subsidiaries of the Company shall sustain a resolute stance against anti-social forces which are a threat to the peace and stability of civil society and work towards preventing transactions with such forces.

(g)

The Company and directly owned subsidiaries of the Company shall be aware of the possibility that funds transacted through financial institutions may be used for various criminal activities and/or terrorism and will work towards preventing money laundering.

(3)	Management Framework for Customer Protection, etc.

(a)

In order to achieve strong customer standards in line with the Corporate Vision and the Code of Conduct, the Company and directly owned subsidiaries of the Company shall create basic policies and company rules regarding management of customer protection, etc., establish administration and management divisions, and enable the provision of explanations and the creation of support systems for customers, information management and conflict of interest management by increasing awareness among directors, officers and employees.

(b)

Based on the Personal Information Protection Policy that was created to encompass the information management system, the Company and directly owned subsidiaries of the Company shall create systems to appropriately protect and manage personal information.

(c)

Based on the Conflicts of Interest Management Policy that was created as a basic policy for management of conflicts of interest, the Company and directly owned subsidiaries of the Company shall establish systems to manage conflicts of interest, which will ensure that customer interests are not unfairly prejudiced.

(4)	Information Storage Management Framework

(a)	Important documents including minutes and materials for meetings such as the board of directors and executive committee shall be stored and managed as stipulated in company rules.

(b)	When requested by the Audit Committee or a member of the Audit Committee, the division responsible shall provide access to viewing of, or actual copies of, the documents requested.

(5)	Risk Management Framework

(a)

The Company and directly owned subsidiaries of the Company shall implement an integrated risk management and control system to secure stable business management by using a standard that is unified to the maximum extent possible to gain a comprehensive understanding of the various risks which may arise during the course of business while striving for maximum shareholder value.

(b)

The Company and directly owned subsidiaries of the Company shall classify risk as shown below, and establish risk management basic policies for those risk categories in order to verify the design and execution status of these policies.

i)	Credit Risk;

ii)	Market Risk;

iii)	Liquidity Risk;

iv)	Operational Risk;

v)	Reputational Risk;

vi)	Model Risk.

(c)

The Company and directly owned subsidiaries of the Company shall establish an integrated risk management system. They shall establish committees for risk management and control, and an executive and establish dedicated divisions etc. responsible for risk management.

(d)	The Company and directly owned subsidiaries of the Company shall appropriately manage risk through risk management processes consisting of risk identification, measurement, control and monitoring.

(e)

The Company shall create a system to manage capital allocation system (system whereby the consolidated business groups and important subsidiaries allocate capital for each subsidiary by individual risk category using overall MUFG Group economic capital (capital matched to the amount of risk)).

(f)

The Company and directly owned subsidiaries of the Company shall prepare a system necessary to limit the economic loss or erosion of credibility from the crisis event to the minimum while ensuring the continuation of service as well as the prompt restoration of normal operations in a crisis event.

(6)	Framework to Ensure Efficient Execution of Duties

(a)	The Company and directly owned subsidiaries of the Company shall set management targets and create management plans to manage business based on appropriate methods.

(b)

The Company’s board of directors shall, as a general rule, delegate to corporate executives decision making power for the execution of business for matters other than those which require the discretion of the board of directors as deemed in laws and regulations. Also, in addition to establishing an executive committee which consists of corporate executives, etc., they shall create various committees to provide advisory functionality to the Executive Committee.

(c)

The Company and directly owned subsidiaries of the Company shall establish the executive committee, etc., which will be delegated predetermined tasks from the board of directors. The executive committee shall make decisions regarding the matters they have been delegated and conduct preliminary consideration of matters which are to be deliberated by the board of directors so that the board of directors may make decisions regarding such matters. Also various committees shall be established to provide advisory functionality to executive committee.

(d)

The Company and directly owned subsidiaries of the Company shall, in order for corporate executives (directors, etc., at directly owned subsidiaries) to execute their duties efficiently, build and employee rank framework and organizational structure, etc., in line with company rules and assign the execution of duties.

(7)	Internal Audit Framework

(a)

The Company and directly owned subsidiaries of the Company shall build the internal audit framework which has high specialization and independence to assume the function of evaluating and improving the effectiveness of governance, risk management, and control processes, contributing to the enhancement of the MUFG Group’s value and to the achievement of the Corporate Vision.

(b)	The Company and directly owned subsidiaries of the Company shall set company rules to identify basic matters concerning internal audit.

(c)	The Company and directly owned subsidiaries of the Company shall establish internal audit divisions.

(d)

The internal audit divisions at the Company and directly owned subsidiaries of the Company shall support the oversight function of the board of directors by collaborating and working together under the guidance of the internal audit division at the Company.

(e)

The internal audit divisions at the Company and directly owned subsidiaries of the Company shall, as required, build a collaborative relationship with the Audit Committee (Audit & Supervisory Committee or Corporate Auditor at directly owned subsidiaries of the Company) and Independent Auditors and work towards efficient implementation of internal audit.

(Framework for Ensuring Effective Audit by the Audit Committee)

(8)	Framework related to persons employed to support the duties of the Audit Committee

(a)	The Audit Committee Office shall be established as an organization to assist the Audit Committee to perform its duties and shall be placed under the direction of the Audit Committee.

(b)	Matters regarding personnel arrangements for persons employed to support the duties of the Audit Committee shall be made in a manner that respects the wishes of the Audit Committee.

(9)	Framework for Reporting to the Audit Committee

(a)	The following matters shall be reported to the Audit Committee:

i)

Matters regarding decisions by or reports made to the executive committee (including matters deliberated on or reported by subsidiaries directly owned by the Company in line with prescribed company rules)

ii)	Matters that may cause significant damage to the Company (including matters deliberated on or reported by subsidiaries directly owned by the Company in line with prescribed company rules)

iii)

Information necessary for the Audit Committee to monitor and oversee matters regarding financial reporting, risk control, internal control, compliance and internal audits of the MUFG Group’s execution of business

iv)

Status of reporting and details of cases reported to the MUFG Group Compliance Helpline as well as the Accounting Audit Hotline and the actual usage results of the internal reporting systems of the directly owned subsidiaries of the Company.

v)	Other matters for which the Audit Committee requests reporting

(b)	Structures shall be implemented to protect persons who report to the MUFG Group Compliance Helpline or the Accounting Audit Hotline from receiving unfair treatment because they made such reports.

(10)	Policy regarding expenses or liabilities arising from the execution of duties of the Audit Committee

(a)

Expenses or liabilities which arise due to the Members of the Audit Committee exercising their duties (restricted to items regarding the execution of Audit Committee duties) shall be paid or processed otherwise in line with the requests of the Members of the Audit Committee.

(11)	Other Frameworks to Ensure Effective Audits by the Audit Committee

(a)	Representative corporate executives and the internal audit divisions shall conduct regular sessions to share opinions with the Audit Committee.

(b)	Important personnel affairs concerning the divisions responsible for internal audit shall be decided based on the resolution at the Audit Committee.

(c)	Internal audit divisions shall report to the Audit Committee on the internal audit plans and internal audit results, and receive specific instructions from the committee.

(d)	Members of the Audit Committee shall be entitled to attend the executive committee and other important committees, etc.

(e)	Executives and employees shall cooperate with surveys or interview requests received from the Audit Committee or its members.

(f)	Executives and employees shall give utmost respect to other matters as stipulated in the Audit Committee Charter, the Audit Committee rules and the Audit Committee Audit Standards.

∎	Summary of the Operating Status of the System to Ensure Appropriate Conduct of Operations

The summary of the operating status of the Internal Control System mentioned above in fiscal year 2018 (fiscal year ended March 31, 2019) is as follows.

The Company, as a general rule, verifies the Internal Control System once annually, and conducts reviews thereof as necessary. In fiscal year 2018, periodic reviews of the Internal Control System were resolved at the board of directors meeting held in March 2019.

With respect to the Internal Control Systems of the directly owned subsidiaries of the Company, status of review by the board of directors of those subsidiaries is subject to verification by the Company once annually as a general rule.

(1)	Group Management Framework

The Company has established and announced the Corporate Vision as a basic policy forming the basis for the formulation of business strategies and decision making, as well as the Code of Conduct as specific standards for decision making and conduct which adhere to the Corporate Vision.

The Corporate Vision and the Code of Conduct of the Company clarify the company’s attitude of commitment to integrity and ethical values which support the environment of the internal control system. The Company examines the degree of dissemination of the Code of Conduct by employee surveys etc., and follows the PDCA cycle, such as periodically reviewing the Code of Conduct based on the internal and external environmental changes and voices of employees.

Companies subject to direct management control by the Company are stipulated as being those subsidiaries in which the Company directly holds equity interests, and the management of subsidiaries in which the Company does not directly hold equity interests shall be directly managed by the subsidiary which directly holds the said equity interests, pursuant to the Company rules. The Company shall provide direction and advice regarding management control to the subsidiary which directly holds the said equity interests as required. Additionally, the Company and those subsidiaries in which the Company directly holds equity interests have reached agreement on the prescribed matters relating to management control, and have concluded management control agreements or equivalent arrangements. The Company reviews the agreements once annually, as a general rule.

With regard to internal controls over financial reporting, the Company has documented control activities in accordance with the basic policy, which has been set forth in the company rules. The Company has evaluated the effectiveness of such controls through tests on the status of establishment and operation, and has submitted the results of such evaluation to the executive committee upon deliberation by the disclosure committee, a committee under the executive committee. Additionally, an Accounting Audit Hotline has been established as an internal reporting system for reporting fraudulent accounting, fraud involving internal controls over accounting or accounting audits (e.g. law violations) and inappropriate accounting, or suspected incidents.

The Company has established and announced the “MUFG Group Information Disclosure Policy” as a basic policy on information disclosure of the MUFG Group.

(2)	Legal and Regulatory Compliance Framework

The Company and directly owned subsidiaries of the Company have established the Corporate Vision and the Code of Conduct and posted on the corporate website. Aiming for dissemination of the Code of Conduct to employees, messages from top management are delivered, the Code of Conduct are posted on the internal network, and internal training sessions are provided.

The Company and directly owned subsidiaries of the Company have established divisions to supervise compliance and have been engaged in initiatives to promote compliance through compliance programs and seminars, while at the same time reporting on the status of compliance to the executive committee and the board of directors. As part of efforts to deliberate important matters relating to the development of policies and systems for promoting compliance across the MUFG Group, the Company has also established a Group Compliance Committee under the executive committee, where important compliance issues are being discussed. The Group Compliance Committee, as a general rule, meets twice a year.

The directly owned subsidiaries of the Company have developed internal reporting systems in an effort to detect compliance incidents early so that it leads to correction by taking self-cleansing actions. Furthermore, the Company has established an MUFG Group Compliance Helpline, which includes the Audit Committee as a contact point, to supplement the existing systems of the group companies and made it accessible to the executives and employees of the group companies.

The Company and directly owned subsidiaries of the Company have established a basic policy on the handling of anti-social forces, and based thereon have set forth certain measures in the prescribed company rules. A division in charge of handling anti-social forces has also been established, which implements planning and management measures related to preventing transactions with anti-social forces.

The Company and directly owned subsidiaries of the Company have been keeping a close watch on the legal and statutory developments of each country, in line with the increasingly global nature of its business expansion, and have developed a system for the prevention of money laundering.

(3)	Management Framework for Customer Protection, etc.

The Company and the directly owned subsidiaries of the Company have established a management system for protecting customers by creating administration and management divisions for customer protection, formulating related company rules and increasing awareness of customer protection among officers and employees.

With a view to thoroughly implementing customer-first undertakings, the Company has established and disclosed the MUFG Basic Policy for Fiduciary Duties as group-wide guidelines and has regularly disclosed the contents and status of such initiatives.

Matters involving customer protection across the entire Group are also reported to the executive committee, as necessary. Furthermore, the MUFG Group Personal Information Protection Policy and the Conflicts of Interest Management Policy has been formulated and publicly released.

(4)	Information Storage Management Framework

The Company rules on important documents including minutes and materials for meetings such as the board of directors and executive committees have been determined and important documents are being stored and managed as stipulated in such rules.

(5)	Risk Management Framework

The Company and directly owned subsidiaries of the Company uphold the basic policy of strengthening group-based management control and comprehensive risk management through the diffusion of a Risk Culture, and are working to enhance risk governance through strengthening the integrated operations across regions and subsidiaries and the holding company. Furthermore, the MUFG Group has adopted the Risk Appetite Framework in order to conduct risk management that effectively supports its business strategies and financial plan, and has been strengthening the MUFG Group’s overall risk-return management. In addition, the MUFG Group has formulated a “Risk Appetite Statement” which articulates the basic policy for the application of the “Risk Appetite Framework,” the application process, business plans and the risk appetite, among others, while at the same time each business group has taken ownership of risks and has established a “Risk Appetite Statement” specific to each business group, as a tool for operating the business group.

The Company has established the Risk Committee, as an optional committee under the board of directors. The Risk Committee meets each quarter, as a general rule, deliberates Group-wide risk management matters in general to contribute to the resolutions of the board of directors, and reports and makes proposals regarding important matters in the deliberation to the board of directors. In addition, the Company established the Risk Management Committee under the executive committee to deliberate important matters relating to the development of policies and systems for promoting the MUFG Group’s overall integrated risk management. The Risk Management Committee meets four times annually, as a general rule.

The Company manages capital allocation system, in an effort to appropriately allocate capital by ensuring financial soundness through the monitoring and control of capital, evaluating capital adequacy versus risk based on business strategies and profit plans, and reflecting such evaluation in its capital policy.

The Company and directly owned subsidiaries of the Company have been conducting Group crisis management by identifying specific crisis incidents that will be subject to crisis management and developing the framework for task forces that manages crisis prior to and after the crisis and controls ongoing crisis management upon occurrence of any crisis.

(6)	Framework to Ensure Efficient Execution of Duties

The Management Planning Committee, which reports directly to the executive committee, meets each quarter, as a general rule, to deliberate Group-wide measures, quantitative plans and capital policies, and follow up on the progress being made on the policies and quantitative plans.

As a company with three committees, the Company has been strengthening the board of directors’ supervisory functions through the separation of execution and oversight. Meanwhile, as companies with the Audit & Supervisory Committee, the MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd. and ACOM CO., LTD., have developed a system enabling prompt decision-making through significantly delegating decision-making authority regarding important business execution, from the Board of Directors to executive management.

The Company and the directly owned subsidiaries of the Company have established prescribed company rules which set forth the division of duties, and the corporate executives (Directors, etc. for the directly owned subsidiaries of the Company) execute their duties in accordance with the determined division of duties.

(7)	Internal Audit Framework

The Company has instituted an internal audit policy to define the policies of internal audits. Internal audit divisions have been established within the Company and the directly owned subsidiaries of the Company. The scope of verification covers the Group as a whole, and monitoring and oversight of all Group operations by the board of directors of the Company are supported.

The Company has been holding sessions for exchanging views between the internal audit divisions and the Audit Committee, between the internal audit divisions and the Independent Auditor when required, sharing information related to audit measures and audit results.

(Framework for Ensuring Effective Audit by the Audit Committee)

(8)	Framework related to persons employed to support the duties of the Audit Committee

The Company has established the Audit Committee Office as an organization to assist the duties of the Audit Committee and has accordingly appointed employees to the said Office. Matters regarding personnel arrangements of such employees are made in a manner that respects the wishes of the Audit Committee, considering the independence of the Audit Committee.

(9)	Framework for Reporting to the Audit Committee

The Company holds the meetings of the Audit Committee chaired by an outside director, composed of outside directors and internal directors who do not concurrently serve as corporate executives, once a month, as a general rule. The Audit Committee receives reports on the MUFG Group’s status of financial reporting, risk management, internal controls and internal audits, as well as the status of compliance including the operation status of the internal reporting system.

Measures prohibiting unfair treatment of persons making reports on the MUFG Group Compliance Helpline and the Accounting Audit Hotline have been provided for in the company rules and communicated throughout the MUFG Group.

(10)	Policy regarding expenses or liabilities arising from the performance of duties of the Audit Committee

Under the Audit Committee Charter and the Audit Committee Audit Standards, Members of the Audit Committee may request payment for expenses, etc., necessary for the performance of their duties, and the Company in accordance therewith pays the necessary expenses, etc.

(11)	Other Frameworks to Ensure Effective Audits by the Audit Committee

Representative corporate executives and members of the Audit Committee conduct regular sessions to share opinions. The internal audit divisions report on the internal audit plans and internal audit results, through regular meetings with the Members of the Audit Committee, and follow instructions from the members.

The Members of the Audit Committee are entitled to attend the executive committee and other important committees, etc., as prescribed in the relevant company rules.

The Company has provided in the Compliance Manual that the matters prescribed in the Audit Committee Charter, the Audit Committee Rules and the Audit Committee Audit Standards shall be respected, and has communicated this fact to its executives and employees.

7.	Matters concerning Wholly-owned Specified Subsidiaries

	(Millions of yen)

Name of Wholly-owned Specified Subsidiaries	Address of Wholly-owned Specified Subsidiaries	Total book value of the shares of Wholly-owned Specified Subsidiaries as of March 31, 2019
MUFG Bank, Ltd.	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan	6,679,788

(Note)	Total assets in the balance sheets of the Company as of March 31, 2019 amounted to ¥17,392,746 million.

8.	Other Matters

∎

Policy concerning exercise of powers granted to the Board of Directors by the provisions of the Articles of Incorporation pursuant to Articles 459, Paragraph 1 of the Companies Act, if there are any such provisions under the Articles of Incorporation

In order to secure the flexibility of capital policy, Articles 44 of the Company’s Articles of Incorporation, in accordance with Articles 459, Paragraph 1, Item 1 of the Companies Act, stipulates that acquisition of the Company’s own shares through an agreement with the shareholders may be determined by a resolution of the board of directors. The Company will appropriately conduct such acquisition of its own shares after comprehensive consideration of factors such as its business performance and the environment for strategic investment.

(Items omitted as not applicable)

“Business Transfers, etc.” “Other Significant Matters Concerning the Current State of the Group” “Opinions of Outside Executives” “Matters Concerning Stock Acquisition Rights, etc., of the Company” “Limited Liability Agreement of Independent Auditor” “Basic Policy Concerning Individuals Who Control Decisions on Financial and Business Policies” “Matters Concerning the Transactions with the Parent Company, etc.” “Matters Concerning Accounting Advisor”

Mitsubishi UFJ Financial Group, Inc.

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Consolidated Balance Sheet

(In millions of yen)	As of March 31, 2019
Assets:
Cash and due from banks	74,206,895
Call loans and bills bought	451,668
Receivables under resale agreements	10,868,179
Receivables under securities borrowing transactions	2,739,363
Monetary claims bought	7,254,708
Trading assets	16,126,188
Money held in trust	912,961
Securities	64,262,463
Loans and bills discounted	107,412,468
Foreign exchanges	2,134,807
Other assets	12,838,412
Tangible fixed assets	1,335,972
Buildings	361,580
Land	674,285
Lease assets	15,078
Construction in progress	33,618
Other tangible fixed assets	251,409
Intangible fixed assets	1,136,530
Software	513,231
Goodwill	237,310
Lease assets	198
Other intangible fixed assets	385,790
Net defined benefit asset	824,007
Deferred tax assets	104,451
Customers’ liabilities for acceptances and guarantees	9,241,062
Allowance for credit losses	(711,236)

Total assets	311,138,903

Liabilities:
Deposits	180,171,279
Negotiable certificates of deposit	9,413,420
Call money and bills sold	2,465,093
Payables under repurchase agreements	25,112,121
Payables under securities lending transactions	903,219
Commercial papers	2,316,338
Trading liabilities	11,624,122
Borrowed money	16,268,170
Foreign exchanges	2,271,145
Short-term bonds payable	793,999
Bonds payable	12,179,680
Due to trust accounts	10,282,227
Other liabilities	9,452,717
Reserve for bonuses	79,236
Reserve for bonuses to directors	689
Reserve for stocks payment	10,814
Net defined benefit liability	59,540
Reserve for retirement benefits to directors	1,058
Reserve for loyalty award credits	17,606
Reserve for contingent losses	265,707
Reserves under special laws	4,263
Deferred tax liabilities	829,418
Deferred tax liabilities for land revaluation	114,292
Acceptances and guarantees	9,241,062

Total liabilities	293,877,225

Net assets:
Capital stock	2,141,513
Capital surplus	1,034,641
Retained earnings	10,640,655
Treasury stock	(516,649)
Total shareholders’ equity	13,300,160
Net unrealized gains (losses) on available-for-sale securities	2,249,231
Net deferred gains (losses) on hedging instruments	122,516
Land revaluation excess	167,681
Foreign currency translation adjustments	339,713
Remeasurements of defined benefit plans	(4,729)
Debt value adjustments of foreign subsidiaries and affiliates	4,702
Total accumulated other comprehensive income	2,879,115
Subscription rights to shares	217
Non-controlling interests	1,082,184

Total net assets	17,261,677

Total liabilities and net assets	311,138,903

Mitsubishi UFJ Financial Group, Inc.

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statement of Income

(In millions of yen)	For the fiscal year ended March 31, 2019
Ordinary income	6,697,402
Interest income	3,732,203
Interest on loans and bills discounted	2,353,452
Interest and dividends on securities	685,681
Interest on call loans and bills bought	10,050
Interest on receivables under resale agreements	122,455
Interest on receivables under securities borrowing transactions	20,833
Interest on deposits	183,081
Other interest income	356,647
Trust fees	125,385
Fees and commissions	1,523,527
Trading income	218,212
Other operating income	382,491
Other ordinary income	715,583
Reversal of allowance for credit losses	15,053
Gains on loans written-off	67,063
Others	633,467

Ordinary expenses	5,349,359
Interest expenses	1,809,580
Interest on deposits	578,379
Interest on negotiable certificates of deposit	139,687
Interest on call money and bills sold	3,885
Interest on payables under repurchase agreements	312,065
Interest on payables under securities lending transactions	3,497
Interest on commercial papers	54,655
Interest on borrowed money	60,485
Interest on short-term bonds payable	0
Interest on bonds payable	250,560
Other interest expenses	406,363
Fees and commissions	219,573
Trading expenses	2,046
Other operating expenses	225,052
General and administrative expenses	2,688,047
Other ordinary expenses	405,058

Ordinary profits	1,348,043

Extraordinary gains	17,797
Gains on disposition of fixed assets	16,096
Reversal of reserve for contingent liabilities from financial instruments transactions	56
Gains on liquidation of subsidiaries	1,645

Extraordinary losses	220,513
Losses on disposition of fixed assets	9,456
Losses on impairment of fixed assets	184,692
Losses on change in equity	15,223
Losses on sales of shares of affiliates	11,140

Profits before income taxes	1,145,327

Income taxes-current	189,195
Income taxes-deferred	6,373

Total taxes	195,568

Profits	949,758

Profits attributable to non-controlling interests	77,069

Profits attributable to owners of parent	872,689

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Non-Consolidated Balance Sheet

(In millions of yen)	As of March 31, 2019
Assets:
Current assets:
Cash and due from banks	204,564
Prepaid expenses	49
Accounts receivable	150,779
Others	26,893
Allowance for credit losses	(2)
Total current assets	382,284
Fixed assets:
Tangible fixed assets:
Buildings	55
Equipment and furniture	3,544
Lease assets	2,052
Total tangible fixed assets	5,652
Intangible fixed assets:
Trademarks	126
Software	10,660
Others	4,140
Total intangible fixed assets	14,927
Investments and other assets:
Equity securities of subsidiaries and affiliates	9,763,124
Long-term loans receivable from subsidiaries and affiliates	7,199,051
Deferred tax assets	28,429
Others	29
Allowance for credit losses	(753)
Total investments and other assets	16,989,881
Total fixed assets	17,010,461

Total assets	17,392,746

Liabilities:
Current liabilities:
Short-term borrowings	1,425,682
Lease liabilities	449
Accounts payable	55,809
Accrued expenses	24,701
Income taxes payable	4
Deposits received	962
Reserve for bonuses	883
Reserve for bonuses to directors	199
Others	18,802
Total current liabilities	1,527,496
Fixed liabilities:
Bonds payable	7,288,233
Long-term borrowings	163,500
Long-term borrowings from subsidiaries and affiliates	1,000
Lease liabilities	1,275
Reserve for stocks payment	1,247
Others	17
Total fixed liabilities	7,455,273

Total liabilities	8,982,769

(In millions of yen)	As of March 31, 2019
Net assets:
Shareholders’ equity:
Capital stock	2,141,513
Capital surplus:
Capital reserve	2,141,524
Other capital surplus	1,115,016
Total capital surplus	3,256,541
Retained earnings:
Other retained earnings:
Other reserve	150,000
Earned surplus brought forward	3,472,056
Total retained earnings	3,622,056
Treasury stock	(515,280)
Total shareholders’ equity	8,504,830
Valuation and translation adjustments:
Net deferred gains on hedging instruments	(95,044)
Total valuation and translation adjustments	(95,044)
Subscription rights to shares	189

Total net assets	8,409,976

Total liabilities and net assets	17,392,746

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Non-Consolidated Statement of Income

(In millions of yen)	For the fiscal year ended March 31, 2019
Operating income:
Dividends	297,490
Management fees from subsidiaries and affiliates	28,304

Total operating income	325,795

Operating expenses:
General and administrative expenses	29,204

Total operating expenses	29,204

Operating profits	296,591

Non-operating income:
Interest on loans and deposits	127,117
Dividends	10,298
Reversal of allowance for credit losses	1,278
Others	1,844

Total non-operating income	140,538

Non-operating expenses:
Interest on borrowings	18,305
Interest on bonds payable	136,918
Bond issuance costs	9,569
Others	968

Total non-operating expenses	165,761

Ordinary profits	271,368

Extraordinary gains:
Gains on liquidation of equity securities of subsidiaries	76
Gains on the sale of equity securities of subsidiaries	177,857
Gains on the sale of equity securities of affiliates	87,552

Total extraordinary gains	265,485

Extraordinary losses:
Losses on retirement of fixed assets	8
Losses on valuation of equity securities of subsidiaries	401,637

Total extraordinary losses	401,645

Profits before income taxes	135,208

Income taxes-current	(2,622)
Income taxes-deferred	(1,936)

Total taxes	(4,559)

Profits	139,767

(TRANSLATION)

INDEPENDENT AUDITOR’S REPORT

May 14, 2019

To the Board of Directors of

Mitsubishi UFJ Financial Group, Inc.:

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Hidehito Goda

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Hiroharu Nakamura

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Hiroyuki Sono

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Shigehiko Matsumoto

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2019 of Mitsubishi UFJ Financial Group, Inc. (the “Company”) and its consolidated subsidiaries, and the related consolidated statements of income and changes in net assets for the fiscal year from April 1, 2018 to March 31, 2019, and the related notes.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

(TRANSLATION)

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of March 31, 2019, and the results of their operations for the year then ended in accordance with accounting principles generally accepted in Japan.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(TRANSLATION)

INDEPENDENT AUDITOR’S REPORT

May 14, 2019

To the Board of Directors of

    Mitsubishi UFJ Financial Group, Inc.:

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Hidehito Goda

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Hiroharu Nakamura

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Hiroyuki Sono

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Shigehiko Matsumoto

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the non-consolidated financial statements, namely, the non-consolidated balance sheet as of March 31, 2019 of Mitsubishi UFJ Financial Group, Inc. (the “Company”), and the related non-consolidated statements of income and changes in net assets for the 14th fiscal year from April 1, 2018 to March 31, 2019, and the related notes and the accompanying supplemental schedules.

Management’s Responsibility for the Non-consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these non-consolidated financial statements and the accompanying supplemental schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements and the accompanying supplemental schedules that are free from material misstatement, whether due to fraud or error.

(TRANSLATION)

Auditor’s Responsibility

Our responsibility is to express an opinion on these non-consolidated financial statements and the accompanying supplemental schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the accompanying supplemental schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the accompanying supplemental schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the accompanying supplemental schedules, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the accompanying supplemental schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the accompanying supplemental schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the non-consolidated financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company, as of March 31, 2019, and the results of its operations for the year then ended in accordance with accounting principles generally accepted in Japan.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language and “the accompanying supplemental schedules” referred to in this report are not included in the attached financial documents.

(TRANSLATION)

Audit Report

We, as the Company’s Audit Committee, have audited the performance of duties of the Company’s Directors and Corporate Executive Officers during the Company’s fiscal year from April 1, 2018 to March 31, 2019, and hereby report our audit method and results of the audit as follows:

1.	Results of Audit

(1)	Results of Audit of the Business Report and others

A.

In our opinion, the Business Report and the supplementary schedules present fairly the conditions of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.

In our opinion, there are no fraudulent acts or material facts in the course of the Directors’ and Corporate Executive Officers’ performance of their duties that violated the applicable laws and regulations or the Articles of Incorporation of the Company.

C.

In our opinion, the details of the resolutions of the Board of Directors regarding the internal control systems are appropriate. Furthermore, we believe that no material issues have been raised concerning items described in the Business Report as well as the performance of the Directors’ and Corporate Executive Officers’ duties both regarding the internal control systems, including that over financial reporting.

(2)	Results of Audit of the Non-consolidated Financial Statements and the Accompanying Supplemental Schedules

In our opinion, the method and the results of the audit conducted by Deloitte Touche Tohmatsu LLC, the Independent Auditors, are appropriate.

(3)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and the results of the audit conducted by Deloitte Touche Tohmatsu LLC, the Independent Auditors, are appropriate.

2.	Audit Method Applied by the Audit Committee and Details Thereof

We established the audit policy and audit plans, and received from the Directors, Corporate Executive Officers and other appropriate persons, as well as the Independent Auditors, reports on the performance of their duties, and, when necessary, requested explanations regarding such reports.

In accordance with the audit policy, audit plans and other appropriate policies or plans established by the Audit Committee, the Audit Committee endeavored to gather necessary information and create an improved environment for auditing by taking steps to facilitate communication with the Directors, Corporate Executive Officers and the Internal Audit Division as well as with employees from various sections, including the division responsible for internal control systems and the relevant sections supervising the Company’s group businesses, and to utilize internal audit by the Internal Audit Division. The members of the Audit Committee also attended important meetings, received from the Directors, Corporate Executive Officers, employees and other related persons reports on the performance of their duties (including reports relating to the Company’s subsidiaries), requested explanations regarding such reports when necessary, and inspected the documents related to important decisions in order to examine the status of the Company’s business and assets. The Audit Committee also received reports from the Directors, Corporate Executive Officers, employees and other related persons, requested explanations when necessary, and expressed opinions, on the contents of resolutions by the Board of Directors regarding the establishment of systems as provided in (b) and (e) of Paragraph 1, Article 416 of the Company Law, and on the status of the development and implementation of the systems established by such resolutions (internal control systems).

With respect to the internal control over financial reporting, the Audit Committee received reports from the Directors, Corporate Executive Officers and other related persons on their self-assessment and from Deloitte Touche Tohmatsu LLC on the status of their audit, and requested explanations regarding such reports when necessary.

The Audit Committee took steps to facilitate communication with the Directors and other related persons, Audit and Supervisory Committees and Corporate Auditors of the Company’s subsidiaries and to share information with them. When necessary, the Audit Committee received reports from subsidiaries on their respective businesses. Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

In addition, the Audit Committee oversaw and verified whether the Independent Auditors maintained their independence and conducted their audit in a reasonable manner. The Audit Committee also received from the Independent Auditors reports on the performance of their duties as well as material audit matters, and requested explanations regarding those reports when necessary. The Audit Committee received reports, and when necessary requested explanations and discussed regarding such reports, from the Independent Auditors that they have taken appropriate steps to establish and implement the “system for ensuring appropriate execution of its duties” (as enumerated in Article 131 of the Company Accounting Regulation Ordinance). Based on the foregoing method, the Audit Committee reviewed the non-consolidated financial statements (namely, the balance sheet as of March 31, 2019 of the Company, and the related statements of income and changes in net assets) and accompanying notes, and the consolidated financial statements (namely, the consolidated balance sheet as of March 31, 2019 of the Company, and the related consolidated statements of income and changes in net assets) for the 14th fiscal year from April 1, 2018 to March 31, 2019.

May 15, 2019

Members of the Audit Committee of Mitsubishi UFJ Financial Group, Inc.

Akira Yamate
(seal)
Hiroshi Kawakami
(seal)
Yasushi Shingai
(seal)
Tadashi Kuroda
(seal)
Junichi Okamoto
(seal)

Note:	Akira Yamate, Hiroshi Kawakami and Yasushi Shingai are outside directors as provided in Item 15, Article 2, and Paragraph 3, Article 400, of the Company Law.

-End-